Hylsa
mex
Mexico's Steel

05007897

File No. 82-4252

April 20, 2005

Securities and Exchange C
Office of International Cor
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: ______________________
Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): HYLSAMEX Earnings Release for the First Quarter of 2005.	April 20, 2005

Hylsamex, S.A. de C.V.
File No. 82-4252

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Hylsamex, S.A. de C.V.
File No. 82-4252

Hylsamex
Mexico's Steel

April 20th, 2005

For further information:
Othón Díaz Del Guante +(52) 81-8865-1240 odiaz@hylsamex.com.mx
Ismael De La Garza +(52) 81-8865-1224 idelagarza@hylsamex.com.mx
Kevin Kirkeby +(646) 284-9416 kkirkeby@hfgcg.com

First Quarter 2005 Earnings Release

The following report contains unaudited information for 1Q05, presented in constant pesos (Ps) as of March 31, 2005, and in metric tons. For convenience, income statement and cash flow statement figures are translated into dollars (US$) at the average exchange rate of each month and balance sheet items are translated into dollars at the end-of-period exchange rate.

HIGHLIGHTS

- Hylsamex registered solid volumes in 1Q05, supported by a 20% year-over-year growth in exports. Shipments were 745,500 tons in 1Q05, down 5% and 3% compared to the same quarter of 2004 and the previous quarter, respectively, due to first quarter seasonality and a major maintenance program.
- Revenues amounted to US$573 million during 1Q05. Revenue per ton reached US$769/ton in 1Q05, which represents a rise of 31% from the amount registered in the same quarter of 2004 and a slight decrease of 4% compared to the previous quarter. The slight decrease versus the prior period resulted from an unfavorable change in mix from higher exports and a reduction in domestic prices for long products.
- COGS reached US$548/ton in 1Q05, 23% higher than the US$446/ton recorded in the same quarter of 2004 and 1% greater than the US$543/ton attained in the previous quarter. The Company has been able to significantly contain cost increases in raw materials which have affected the steel industry as a whole.
- In 1Q05, Hylsamex generated EBITDA of US$161 million, 46% more than the US$110 million in EBITDA for 1Q04. The EBITDA margin reached 28% in 1Q05.
- On a per ton basis, EBITDA reached US$216/ton in 1Q05, an increase of 54% in relation to the US$140/ton obtained in the same quarter of 2004 and a decrease of 15% compared to the US$255/ton attained in the prior quarter.
- Free cash flow generation of US$100 million during 1Q05 led to a reduction in leverage, as debt net of cash declined US$88 million during the quarter, for a balance of US$458 million. Cash reserves reached US$217 million, up US$92 million over year-end 2004. The Net Debt to LTM EBITDA ratio was 0.6x for 1Q05, while LTM Interest Coverage improved to 10.8x.
- Net income for 1Q05 amounted to US$95 million (Ps.1,071 million), increasing 51% compared to the US$63 million (Ps.732 million) of net income registered in the same quarter of 2004 and decreasing 59% from the US$234 million (Ps.2,676 million) of net income reported in the previous quarter.


Quarterly EBITDA
(US$ Millions)
240
200
160
120
80
40
0
161
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q
02 02 02 02 03 03 03 03 04 04 04 04 05

During the first quarter of 2005, Hylsamex continued producing excellent results in terms of operating cash flow. The Company recorded EBITDA of US$161 million in 1Q05, an increase of 46% compared to the EBITDA of US$110 million generated in the same quarter of 2004. Hylsamex continues to capitalize on the favorable trends in the global steel industry, its vertical integration, and its modern facilities.

Hylsamex's free cash flow reached US$100 million in 1Q05, more than two times the US$49 million generated in the same quarter of 2004. This significant increase in free cash flow resulted from solid EBITDA generation, coupled with modest capital expenditures and net working capital requirements. In addition, a downward trend in interest expenses due to the deleveraging carried out in 2004, has produced a sizeable drop in Hylsamex's financial burden, enhancing free cash flow.

The Company's profit margins experienced a relatively small decline in the quarter-over-quarter comparison. Two key reasons are behind the decline. First, tonnage sold decreased, mainly because of the major maintenance program carried out in the Flat Products Division's minimill during January, which reduced production by 30 thousand tons. Further, domestic volumes appear lower as the first quarter of the year is traditionally a slow-moving one and this year in particular, Easter Week occurred in late March. Second, as a result of greater exports and softness in domestic long product prices, Hylsamex's revenue per ton decreased 4% compared to the previous quarter. The observed strong fundamentals in the global steel industry and the world economies, as well as Hylsamex's robust operating model, has allowed the Company to show attractive levels of profitability.


Revenue & Cash Cost per Ton
(US$/ton)
900
800
700
600
500
400
300
200
769
Revenue per ton
503
Cash Cost per ton
1Q 3Q 1Q 3Q 1Q 3Q 1Q 3Q 1Q
01 01 02 02 03 03 04 04 05


Sales Volume
('000 Tons)
900
800
700
600
500
400
300
200
746
1Q 3Q 1Q 3Q 1Q 3Q 1Q 3Q 1Q
01 01 02 02 03 03 04 04 05

The global steel industry continues to experience an extraordinary period. During 1Q05, steel producers around the world accepted record cost increases in raw materials. For example, 2005 contract prices for iron ore pellet increased 86% while coking coal surged 119%[1], when compared to the year before. While Hylsamex remains unaffected by these cost increases thanks to its vertical integration, these higher costs could provide additional support under steel prices. In addition, the industry has seen some of the benefits of industry consolidation -which is still at an early stage- as

[1] References: CVRD iron ore pellet contract price; BHP coking coal contract price to Japan.

some large producers in developed countries have started to favor pricing over volumes, paying more attention to managing production and inventory levels to maintain pricing.

In the NAFTA region, several key drivers will determine steel prices in the short term. The significant inflow of imports into the U.S. observed in the second half of 2004 was reduced during 1Q05. As prices in Asia rose and U.S. prices softened during the quarter, arbitrage opportunities decreased. The weakness of the U.S. dollar and expensive transportation costs also discouraged these imports. At the same time, steel inventories in the NAFTA region remained high because consumers had built reserves during the last months of 2004. When excess inventories are worked off, steel demand should pick up again. Scrap prices decreased slightly during the quarter but at an average price of US$198/ton for 1Q05, they continue above historic levels[2].

Hylsamex's management is considering capital expenditures of up to US$100 million in 2005. Approximately 30% would be aimed at normal investments, consisting of equipment replacement, mine preparation, and energy conservation and substitution projects. The remainder would be focused on strategic investments to grow the Company's processing capacity and distribution network. These latter investments are subject to Board approval. Additionally, the Company plans to seek Board approval and begin construction of its first industrial scale Molten Iron Process ® ("MIP") plant during the second half of 2005. The MIP plant is meant to reduce the Company's exposure to natural gas. The plant will have an annual capacity to produce 250 thousand tons of molten iron with an initial investment of approximately US$40 million.

Hylsamex remains cautiously optimistic for the rest of 2005. The Company is well positioned to capitalize on current industry trends, both in terms of pricing as well as demand. Volume-wise, the Company is observing continued dynamism in the Mexican construction sector and finding export opportunities at attractive prices. Margin stability is expected, considering Hylsamex's vertical integration that cushions raw material costs impacts, including an effective ongoing natural gas hedging program to mitigate potential energy price increases.

Demand-supply trends in key economies such as China and the U.S., as well as energy costs, remain relevant variables which can affect the Company's future performance.

[2] Prices of scrap Heavy Melting #1, average of Pittsburgh, Chicago and Philadelphia; American Metal Market.

FREE CASH FLOW

Hylsamex generated excellent free cash flow of US$100 million in 1Q05, more than two times the US$49 million recorded in the same quarter of 2004, but below the US$128 million obtained in the preceding quarter. Lower interest expense and working capital requirements enhanced free cash generation during 1Q05. As a result of improved profitability, Hylsamex disbursed greater cash taxes in 1Q05 as the Company began making interim income tax payments. However, with the use of asset tax credits in the annual 2005 tax return, the Company's 2005 tax burden will be reduced through a tax refund early in 2006.

Hylsamex S.A. de C.V. & Subs. US$ Millions	1Q05	1Q04	4Q04
EBITDA	161	110	195
(+) Alfa Management Fee (1)	8	0	8
(-) Cash Taxes	(19)	(10)	(7)
(-) Net Interest Expense	(16)	(23)	(18)
(-) Net Working Capital	(23)	(15)	(34)
(-) Capital Expenditures	(13)	(13)	(15)
(=) Free Cash Flow	**100**	**49**	**128**

(1) To provide comparability, the management fee is added back.

During 1Q05, Hylsamex generated sufficient free cash flow to meet the US$100 million dividend payment on April 13th, 2005.

STEEL MARKET

Hylsamex recorded sales volume of 745,500 tons during 1Q05, 5% or 42,300 tons less than the 787,800 tons shipped during the same quarter of 2004 and 3% or 19,300 tons lower than the 764,800 tons sold in the previous quarter. The decrease versus the previous quarter is mainly due to lower sales of wirerod and flat products (including coated and tubular products). The slight drop in flat product volumes resulted from the major scheduled maintenance program carried out during January. Lower volumes of semi-finished billet and wirerod caused most of the reduction in volume in the comparison against the same quarter of 2004.


Shipments
('000 tons)
788
765
746
Exp
Dom
1Q04
4Q04
1Q05

Volume sold in the domestic market totaled 556,600 tons in 1Q05, 12% or 73,200 tons lower than the 629,800 tons registered in the same quarter of 2004 and 5% or 28,200 tons less than the 584,800 tons of the prior quarter. Both decreases were primarily due to less tonnage sold of flat products and wirerod. The drop against the same quarter of 2004 was also caused by smaller volumes of semi-finished billet. Domestic demand for Hylsamex's products remains solid; during 1Q05, volumes appear lower since the first quarter of the year is traditionally a slower one and this year included Easter Week in late March rather than in April.

Hylsamex recorded strong export volume again in 1Q05, particularly boosted by a strong rise in exports of flat products during March. Hylsamex has seen a pick up in flat steel demand from several Asian countries and the NAFTA region. The Company continues to sense export opportunities at attractive prices for the months ahead. The Flat Products Division is operating Mill #1 to complete most of these export orders.

Export Revenue
(US$ Millions)



92
153
148
1Q04
4Q04
1Q05

Exports in 1Q05 reached 188,900 tons, 20% or 30,900 tons more than the 158,000 tons exported in the same quarter of 2004 and 5% or 8,900 tons more than the 180,000 tons of the previous quarter. The variations are mostly explained by changes in the export volume of flat products, which increased 23% or 31,400 tons compared to the same quarter of 2004, reflecting a robust global demand for steel, and rose 9% or 14,300 tons versus the previous quarter. Export prices for 1Q05 calculated in nominal dollars increased 35% versus the same quarter of 2004 but decreased 6% compared to the previous quarter. The latter figure was due to a slight decrease in international steel prices, particularly U.S. prices, while the former resulted from the positive year-over-year trend observed in international steel prices. Solid export volumes and prices allowed Hylsamex to generate significant export revenues of US$148 million in 1Q05, 61% greater than the export revenue obtained in the same quarter of 2004 and 3% lower than in the previous quarter.

REVENUE

Hylsamex registered solid revenue generation in 1Q05. Hylsamex generated sales revenue of US$573 million (Ps.6,460 million) in 1Q05, 24% greater than the US$461 million (Ps.5,371 million) achieved in the same quarter of 2004 and 7% lower than the US$615 million (Ps.7,078 million) obtained in the previous quarter. Compared to the previous quarter, a slight decrease was observed due to a lower sales volume and a small reduction in revenue per ton.

Hylsamex's revenue per ton in 1Q05 reached US$769/ton, consisting of an average steel price of US$732/ton and a US$37/ton contribution from other steel revenue. Hylsamex's revenue per ton of US$769/ton for 1Q05 represents a surge of 31% or US$184/ton in relation to the US$585/ton achieved in the same quarter of 2004 and reflects a slight decrease of 4% or US$35/ton compared to the US$804/ton obtained in the previous quarter. Hylsamex registered excellent pricing levels across most product categories, but a slight decrease in revenue per ton versus the previous quarter was observed. It was caused mainly by three factors: a less rich product mix due to higher exports, a marginally lower export revenue per ton as prices in the U.S. softened during the quarter, and lower prices of long products in the Mexican market.

Shipments & Revenue
('000 Tons and Millon of Constant Pesos as of March 31, 2005)

	1Q05		1Q04		4Q04	
	Tons	Ps.	Tons	Ps.	Tons	Ps.
Domestic Market	556.6	4,793.2	629.8	4,300.2	584.8	5,321.4
Export Market	188.9	1,666.5	158.0	1,070.3	180.0	1,757.0
Total	745.5	6,459.7	787.8	5,370.5	764.8	7,078.4

Hylsamex continues operating at high utilization levels to cope with strong steel demand. In 1Q05, Hylsamex's cost advantage from its vertical integration persisted, allowing the Company to register only a slight increase in cost per ton compared to the preceding quarter. The Company continues producing DRI at maximum capacity, sourcing 100% of iron ore requirements from its own mines.

As a sign of continued robust demand, Mill #1 of the Flat Products Division (the primary flat products facility in use before the mid-1990s modernization program) produced 121,700 tons during 1Q05, the highest production level since the second quarter of 2000. Mill #1 allowed Hylsamex to take advantage of export opportunities and to partially compensate for the 30 thousand tons of lost production from the minimill's major maintenance carried out during January. Production at Mill #1 is entirely on a variable cost basis (i.e. no additional fixed costs are incurred) and is easily started and stopped as needed.

In 1Q05, Hylsamex incurred scrap costs similar to the previous quarter, with a reduction in the cost of imported scrap. The market for scrap remained tight during 1Q05, with U.S. scrap prices[3] prices hovering around US$200/ton. So far, early in 2Q05, scrap prices are seen at US$216/ton, as of April 15th, 2005. As a result of lofty scrap prices and despite a high cost of natural gas, Hylsamex's DRI cost advantage persisted and DRI production carried on. During 1Q05, Hylsamex utilized 2% less DRI than in the prior quarter. The Company carried out a maintenance program of its Puebla DRI plant during the quarter. The shutdown was scheduled during the winter, when natural gas prices usually peak, to reduce consumption of this fossil fuel.

COGS for 1Q05 amounted to US$408 million (Ps.4,601 million), 16% greater than the US$352 million (Ps.4,097 million) registered in the same quarter of 2004 and 2% lower than the US$415 million (Ps.4,776 million) recorded in the preceding quarter. The decrease in COGS versus the previous quarter mainly resulted from less tonnage sold. The rise against the same quarter of 2004 was due to higher costs for energy, scrap and externally-sourced steel for the coating operations.

On a per ton basis, COGS in 1Q05 reached US$548/ton, US$102/ton or 23% above the US$446/ton recorded in the same quarter of 2004 and US$5/ton or 1% greater than the US$543/ton attained in the previous quarter. The US$102/ton increase in cost per ton compared to the same quarter of 2004 consisted of US$81/ton and US$21/ton increases in variable and fixed costs per ton, in that order. The increase in variable costs resulted from higher energy costs, greater prices for scrap metal, and a higher cost for externally-sourced steel for the coating operations. The increase in fixed cost was due to greater maintenance expenses and a lower spread of fixed cost due to less volume sold. The US$5/ton increase in cost per ton against the previous quarter was caused entirely by an increase in variable cost per ton, since fixed cost per ton remained unchanged. A higher electricity bill and costlier externally-sourced steel mainly explain the rise in variable cost. An explanation of the quarterly behavior of the main components of COGS follows:

Energy Inputs
Quarterly Prices


7.0
6.0
5.0
4.0
3.0
2.0
1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 1Q
02 02 02 02 03 03 03 03 04 04 04 04 05
Natural Gas South Texas
Electricity (US ¢/KWh)
Effective Cost Natural Gas Hylsamex (US$/MMBtu)

Energy Inputs: The effective natural gas price for Hylsamex during 1Q05 was US$5.32/MMBtu (corresponding to a US$5.77/MMBtu average reference price in South Texas), 3% greater than the US$5.15/MMBtu recorded in the same quarter of 2004 and 6% lower than the US$5.64/MMBtu observed in the previous quarter. The savings versus market prices are the result of the current financial hedging

[3] Prices of scrap Heavy Melting #1, average of Pittsburgh, Chicago and Philadelphia; American Metal Market.

program. The Company is constantly monitoring and studying the natural gas markets to manage this exposure. As of the date of this report, the natural gas hedges consist of the following positions:

2005

- The South Texas price for April 2005 was set at US$6.65/MMBtu. As a result of financial hedges in place, Hylsamex's cost of natural gas for this month for the first 200 contracts of consumption will be approximately US$5.005/MMBtu. April's consumption in excess of 200 contracts will be charged at the market price.
- April to December 2005: 32% of the needs are hedged with a US$4.28/MMBtu swap capped at US$6.70/MMBtu.
- April to August 2005: an additional 32% of the requirements are covered through a US$5.86/MMBtu swap. When market prices hover between US$4.50/MMBtu and US$5.73/MMBtu, the Company will pay the prevailing market price plus US$0.13/MMBtu. The swap is capped at US$7.70/MMBtu.
- September to December 2005: an additional 32% of the requirements are covered through a US$5.73/MMBtu swap. When market prices fluctuate between US$4.90/MMBtu and US$5.73/MMBtu, the Company will pay the prevailing market price. The swap is capped at US$7.70/MMBtu.

The adjacent graph depicts Hylsamex's natural gas cost for May to December 2005, including the combined effect of the financial hedges detailed above. The graph also shows the average and high-low May to December 2005 futures prices as of April 18th, 2005.

2007

- The Company sold a swaption at US$4.20/MMBtu for 32% of the requirements for the year.

Note: While the Company's financial hedges are referenced to NYMEX natural gas prices, all of the Company's financial hedges described above are shown at their South Texas equivalent price. In 2004, South Texas prices were on average US$0.30 lower than the NYMEX price.



Natural Gas Cost May-Dec 2005
(includes hedges)
Unhedged Cost
Hylsamex Cost
8.00
7.00
6.00
5.00
4.00
3.00
Hylsamex Cost US$/MMBtu
3.00 4.00 5.00 6.00 7.00 8.00
South Texas Price US$/MMBtu
May-Dec 2005 Average Futures Price
May-Dec 2005 High-Low Futures Price Range

The cost of electricity for 1Q05 was US¢4.73/Kwh, 19% higher than the US¢3.96/Kwh recorded in the same quarter of 2004 and 4% greater than the US¢4.56/Kwh registered in the previous quarter. The increase in electricity costs versus both periods was the result of higher international prices for fossil fuels.

Metallic Inputs: In 1Q05, the weighted average cost of the Company's metallic charge was US$39/ton higher than the cost during the same quarter of 2004 and US$10/ton lower compared to the previous quarter. In the comparison against the same quarter of 2004, the metallic charge's cost increase is mainly attributed to a higher cost of domestic scrap and to a lesser extent a greater DRI cost. The metallic charge's cost decrease versus the previous quarter resulted from a lower cost of imported scrap and a small drop in the cost of DRI.

In 1Q05, DRI's cost rose US$15/ton compared to the same period of 2004 and slightly decreased by US$5/ton versus the previous quarter. This stability is due to the fairly steady effective cost of natural gas for Hylsamex, which oscillated around US$5.50/MMBtu in 2004, in part as a result of the Company's natural gas hedging strategy. Since late in 2003, DRI has regained competitiveness vis-à-vis steel scrap as a result of high scrap prices. Accordingly, Hylsamex's competitive position has been enhanced compared to less integrated producers.

As a sign of continued tightness in the steel scrap markets, the cost of Hylsamex's overall scrap mix remained relatively high compared to prior years. The cost of Hylsamex's domestic scrap mix in

1Q05 rose US$77/ton compared to the same quarter of 2004 and increased by US$1/ton as measured against the preceding quarter.

During 1Q05, the cost of Hylsamex's imported scrap mix decreased by US$17/ton in the comparison versus the same quarter of 2004. The cost of imported scrap diminished by US$22/ton compared to the previous quarter. These reductions are related to lower scrap prices in the U.S., which softened slightly during 1Q05 compared to previous quarters. However, scrap prices remain relatively high, induced by increased worldwide demand for steel products.

OPERATING EXPENSES

Operating expenses for 1Q05 totaled US$38 million (Ps.423 million), 23% higher than the US$30 million (Ps.354 million) registered in the same quarter of 2004 and 5% greater than the US$36 million (Ps.411 million) spent in the previous quarter. In a comparison against the same quarter of 2004, a transient increase in operating expenses was observed, as Hylsamex resumed payment of management fees to its parent company Alfa. Hylsamex's payment for 1Q05 was US$8 million, identical to the amount recorded in the prior quarter. The ratio of operating expenses to sales reached 6.5% in 1Q05, slightly lower than the 6.6% observed in the same quarter of 2004 and higher than the 5.8% of the previous quarter.

OPERATING INCOME AND EBITDA

Hylsamex continued generating very good operating profitability. During 1Q05, operating income totaled US$127 million (Ps.1,436 million), US$48 million more than the US$79 million (Ps.919 million) obtained in the same quarter of 2004 and US$37 million less than the US$164 million (Ps.1,890 million) gained in the previous quarter. Hylsamex's operating profit margin for 1Q05 reached 22%, above the 17% operating profit margin obtained in the same quarter of 2004 and below the 27% registered in the preceding quarter.



EBITDA per Ton
(US$/Ton)
320
280
240
200
160
120
80
40
0
216
'00 '01 '02 '03 1Q 04 2Q 04 3Q 04 4Q 04 1Q 05



Quarterly EBITDA
(US$ Millions)
240
200
160
120
80
40
0
161
1Q 02 2Q 02 3Q 02 4Q 02 1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04 3Q 04 4Q 04 1Q 05

Hylsamex reported an excellent level of EBITDA in 1Q05. The Company's EBITDA in 1Q05 of US$161 million (Ps.1,812 million) was 46% greater than the US$110 million (Ps.1,281 million) achieved in the same quarter of 2004 and was 17% less than the US$195 million (Ps.2,244 million) generated in the previous quarter. Hylsamex's EBITDA margin reached 28% during 1Q05, above the EBITDA margin of 24% registered in the same quarter of 2004 and below the prior quarter's EBITDA margin of 32%. On a

per ton basis, EBITDA reached US$216/ton in 1Q05, US$76/ton more than the US$140/ton obtained in the same quarter of 2004 and US$39/ton less than the US$255/ton registered in the previous quarter.

Operating profitability remained at very good levels, due to the favorable steel pricing environment and Hylsamex's vertical integration that helped it maintain relatively stable costs. Compared to the previous quarter, a small decrease in profitability was observed both in absolute terms and profit margins. This reduction is primarily explained by the 3% drop in tonnage sold, higher exports, which carry lower margins, and softness in domestic long product prices. In comparison against the same quarter of 2004, Hylsamex not only enjoyed the benefit of higher prices, but also the Company's enhanced position as an efficient, vertically integrated minimill, allowed it to expand profit margins more than other steel producers since the Company's cost per ton increased to a lesser degree.

COMPREHENSIVE FINANCIAL RESULT (CFR)

Hylsamex recorded in 1Q05 a net financial cost of US$13 million (Ps.146 million), as compared to a net financial gain of US$1 million (Ps.19 million) recorded in the same quarter of 2004 and net financial cost of US$1 million (Ps.14 million) registered in the previous quarter. The CFR variations are largely attributable to fluctuations in the Peso-dollar exchange rate and its effect on Hylsamex's basically dollarized debt. Against both comparable periods, Hylsamex also recorded a lower monetary position gain in 1Q05, due to lower inflation and a reduction in monetary liabilities in the last months of 2004 coming from the decrease in debt, long-term accounts payable and pension liabilities. The Company continued experiencing sizeable decreases in net interest expense in 1Q05, measured against both comparable periods, as a result of the deleveraging and refinancing efforts made during 2004. Net interest expense for 1Q05 decreased 31% or US$7 million versus the same quarter of 2004 and dropped 13% or US$2 million compared to the previous quarter.

Comprehensive Financial Result Million of Constant MXP as of March 31, 2005	1Q05	1Q04	4Q04
Financial Income	26.5	13.7	23.7
Financial Expenses	(202.7)	(277.9)	(231.4)
Financial Expenses, net	(176.2)	(264.2)	(207.7)
FX Gain (Loss)	(3.6)	77.0	71.4
Monetary Position Gain (Loss)	38.8	227.6	145.1
Act. Labor Liability	(6.0)	(16.7)	(20.1)
Capitalized CFR	1.3	(4.5)	(2.3)
Comprehensive Financial Result	(145.7)	19.2	(13.6)
Macroeconomic Variables			
End-of-period Ps / US$ exchange rate	11.2942	11.1540	11.2648
(Appreciation) / Depreciation of the Peso	0.26%	(0.73%)	(1.28%)
Domestic inflation	0.79%	1.62%	1.79%

CONSOLIDATED NET INCOME

Net income for 1Q05 amounted to US$95 million (Ps.1,071 million), increasing 51% compared to the US$63 million (Ps.732 million) of net income registered in the same quarter of 2004 and decreasing 59% from the US$234 million (Ps.2,676 million) of net income reported in the previous quarter. Net income increased compared to the same quarter of 2004 mainly due to greater operating income, partially offset by greater tax accruals and CFR cost. The reduction in net income versus the previous quarter was caused mainly by higher tax accruals and lower operating income. In the comparison against the previous quarter, Hylsamex recognized a tax accrual in 1Q05 instead of the tax gain of 4Q04, which resulted mostly from the cancellation of reserves against tax assets. These reserves were created in the past when the Company estimated it would not fully take advantage of its accumulated tax shields. Given the improved profitability observed throughout 2004, the Company cancelled the reserves in 4Q04.

Net Income (Loss) Integration
Millon of Constant Pesos as of March 31, 2005

	1Q05
Operating Income	1,436.4
Integral Financial Result	(145.7)
Other income and special items, net	7.9
Taxes, Current and Deferred	(320.5)
Equity income (loss) associated company	93.0
Consolidated Net Income in 1Q05	1,071.1

NET DEBT & OTHER ITEMS

NET DEBT VARIATION 1Q05

Debt Net of Cash: Hylsamex's net debt as of March 31, 2005 decreased to US$458 million, US$88 million or 16% less than the US$546 million registered as of December 31, 2004. This reduction was mainly obtained through free cash flow generation, which allowed the Company to increase cash reserves by US$92 million during the quarter.

Net Debt Variation
US$ Million

Net Debt as of December 31, 2004	546.4
EBITDA generation	(160.8)
Investment in Working Capital by Operations	22.7
Other Items (1)	(6.6)
Holding Alfa	8.4
Accrued Interest	16.6
Taxes	18.5
Capital Expenditures	12.6
= Net Debt as of March 31, 2005	457.8

(1) Mainly pension liability.

Cash Taxes Paid: Cash taxes paid during 1Q05 amounted to US$19 million, US$9 million and US$12 million more than the amounts paid in the same quarter of 2004 and the previous quarter, respectively. As a result of improved profitability, Hylsamex disbursed greater cash taxes in 1Q05 as the Company began making interim income tax payments. However, with the use of asset tax credits in the annual 2005 tax return, the Company's 2005 tax burden will be reduced through a tax refund early in 2006. As of March 31, 2005, the Company holds US$88 million and US$130 million in tax loss carry forwards and asset tax credits, respectively. Tax loss carry forwards can be used to reduce future taxable income and consequently diminish income tax incurred. Furthermore, if the remaining future income tax incurred is greater than the asset tax, asset tax credits can be utilized to reduce income tax payments to the asset tax level. Since most of

the remaining tax loss carry forwards belong to non-operating companies, management does not foresee the immediate use of these carry forwards during 2005.

During the second quarter of 2005, the Company will pay US$31 million in statutory employee profit sharing generated in 2004.

Net Working Capital (NWC): During 1Q05, net working capital represented a use of funds of US$23 million, which compares to uses of funds of US$15 million and US$34 million in the same quarter of 2004 and in the previous quarter, respectively. In 1Q05, the Company directed funds primarily to accounts receivable and payable; a slight seasonal reduction in raw material inventories at Hylsa and Galvak produced a small source of funds at the Hylsamex inventory line.

Capital Expenditures: Capital expenditures amounted to US$13 million during 1Q05, similar to the disbursements made in the same quarter of 2004, and a decrease of US$2 million compared to the investments made in the previous quarter. Galvak invested US$4 million while Hylsa's capital expenditures totaled US$9 million; Hylsa's investments remained focused on normal investments at the basic steel facilities. Additionally, Hylsa destined funds to increase Peña Colorada's pellet feed capacity.

LIQUIDITY AND CASH RESERVES

Hylsamex continued with its excellent overall liquidity during 1Q05. Strong free cash flow increased cash reserves, which reached US$217 million as of March 31, 2005, US$82 million more than the balance of US$135 million at the end of the same quarter of 2004 and US$92 million higher than the balance of US$125 million at the end of the previous quarter. Hylsa's US$60 million Liquidity Facility, which was obtained to support general corporate purposes and working capital needs, remains unused.

KEY FINANCIAL RATIOS

The significant reduction in net debt achieved during the quarter further improved Hylsamex's healthy financial ratios. The Company recorded Net Debt to LTM EBITDA of 0.6x as of the end of 1Q05, decreasing from the 3.9x and 0.7x observed in the same period of 2004 and the preceding quarter, in that order. The Interest Coverage ratio (LTM EBITDA to LTM Net Interest Expense) followed a similar trend: it reached 10.8x as of the end of 1Q05, compared to 2.5x in the same quarter of 2004 and 9.3x in the previous quarter.


Net Debt to LTM EBITDA
10.0
8.0
6.0
4.0
2.0
0.0
0.6
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04
2Q 04
3Q 04
4Q 04
1Q 05


LTM EBITDA Interest Coverage
12.0
10.0
8.0
6.0
4.0
2.0
0.0
10.8
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
1Q 04
2Q 04
3Q 04
4Q 04
1Q 05

EQUITY INCOME FROM ASSOCIATED COMPANIES (SIDOR)

Hylsamex's minority stake in Amazonia generated a gain of US$8 million (Ps.93 million) in 1Q05, as compared to the gains of US$4 million (Ps.50 million) and US$31 million (Ps.356 million) recorded in the same quarter of 2004 and in the previous quarter, respectively. The variation versus the previous quarter was mainly due to extraordinary items (reversal of asset impairment) recorded in 4Q04 and not repeated in the first quarter of 2005. The comparison against the same quarter of 2004 shows similar levels reflecting the continued solid operating performance, as a result of favorable fundamentals in the global steel market, the company's position as one of the world's lowest-cost steel producers with vertical integration, and its privileged geographic location that allows it to efficiently supply the domestic and export markets.

OTHER DEVELOPMENTS

HYLSA TO REFINANCE NOTES DUE 2007

On April 6th, 2005, Hylsamex announced that its subsidiary Hylsa, S.A. de C.V. ("Hylsa") has called all of its 9 1/4% 2007 Notes. Hylsa will pay holders of the Notes on May 12th, 2005 approximately US$141 million, representing US$139 million in principal and US$2 million in call premium. In addition, the Company will pay interest accrued as of the payment date. Hylsa will use medium-term bank financing, obtained at more favorable terms, to carry out the prepayment.

This press release contains forward-looking statements that have been prepared on management's best estimates and external data. These assumptions involve judgments with respect to, among other things, future economic, competitive and financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately. Hylsamex does not assume any responsibility for the accuracy of this forward-looking information.

Selected Financial Information
(Million Pesos as of March 2005)

Income Statement	1Q 2005	1Q 2004	4Q 2004
Sales Revenue	6,460	5,371	7,078
Gross Profit	1,859	1,274	2,302
Operating Profit	1,436	920	1,891
CFR	(146)	19	(14)
Equity in subsidiary	93	50	356
Consolidated Net Earnings	1,071	732	2,676
Majority Net Earnings	1,032	711	2,678

Balance Sheet	Mar 2005	Mar 2004	Dec 2004
Current Assets	11,286	8,023	10,238
Non-Current Assets	23,877	24,276	24,130
Total Assets	35,163	32,299	34,368
Current Liabilities	4,531	4,824	4,573
Non-Current Liabilities	11,065	15,857	11,095
Total Liabilities	15,596	20,681	15,668
Stockholders Equity	19,567	11,618	18,700
Majority Interest	17,470	9,623	16,639

Operating and Financial Indicators

Income Statement	1Q 2005	1Q 2004	4Q 2004
Shipments ('000 tons)	746	788	765
Exports (%)	25.3	20.0	23.5
Revenue/ton	8,665	6,816	9,255
Cash cost/ton	5,667	4,741	5,783
Gross margin (%)	28.8	23.8	32.5
Operating margin (%)	22.2	17.1	26.7
EBITDA margin (%)	28.0	23.8	31.7
Earnings per ADS	10.19	8.43	26.46

Balance Sheet	Mar 2005	Mar 2004	Dec 2004
Net debt (Ps. million)	5,170	11,197	6,203
Net debt (US$ million)	458	962	546
Net debt to equity	0.26	0.96	0.33
Current Ratio	2.49	1.51	2.24
B. Value/ADS	172.54	114.04	164.33
Interest Coverage †			
Last 12 months	10.80	2.55	9.25
Quarterly	10.29	4.85	10.80

* Based on ADS & majority net income

** Monthly figures translated into dollars at the average exchange rate of each month

† (EBITDA) / (Financial Expenses, net)

Stock price at the end of each quarter: Ps.37.10 at Mar/31/05, Ps.11.42 at Mar/31/03 and Ps.33.99 at Dec/31/04

HYLSAMEX, S.A. DE C.V. AND SUBSIDIARIES

Consolidated Balance Sheet

At March 31, 2005, with comparative figures for 2004
(Million Pesos as of March 2005)

ASSETS	2005	2004
Current Assets:		
Cash and temporary investments	$ 2,447	$ 1,569
Cash restricted	15	65
Trade accounts receivable	3,845	2,892
Other accounts receivable	812	801
Inventories	4,167	2,696
Total current assets	11,286	8,023
Investment in shares of Associated Company	1,165	685
Property, Plant and Equipment	20,726	21,447
Deferred Charges	1,567	1,759
Deferred Tax	73	52
Other Asset	346	333
TOTAL ASSETS	$35,163	$32,299

LIABILITIES & EQUITY	2005	2004
Current Liabilities:		
Current portion of long term debt	$ 575	$ 1,321
Short-term affiliated Co.		
Bank loans		
Accrued interest payable	72	74
Accounts payable and accrued expenses	3,884	3,429
Total current liabilities	4,531	4,824
Long-Term Liabilities:		
Long-term debt	6,977	11,415
Long-term affiliated Co.		482
Deferred taxes	2,937	2,550
Estimated liabilities for seniority premiums and pension plan	1,151	1,410
Total long-term liabilities	11,065	15,857
TOTAL LIABILITIES	**15,596**	**20,681**
Stockholders' Equity:		
Nominal capital stock	5,970	4,975
Restatement of capital stock	1,287	1,247
	7,257	6,222
Other contributed capital	592	
Contributed capital	7,849	6,222
Earned surplus	9,621	3,401
Total majority interest	17,470	9,623
Minority interest	2,097	1,994
TOTAL STOCKHOLDERS' EQUITY	**19,567**	**11,618**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$35,163**	**$32,299**
Majority interest per share	28.7570	19.0060
Majority interest per ADS/GDS	172.5420	114.0358

Consolidated Statement of Income

For the period ended March 31, 2005, with comparative figures for 2004
(Million Pesos as of March 2005)

	2005	2004
Net sales	$ 6,460	$ 5,371
Cost of sales	(4,601)	(4,097)
Gross profit	1,859	1,274
Operating expenses	(423)	(354)
Operating income	1,436	920
Comprehensive financing (expenses) income, net	(146)	19
Other income and special items, net	9	(28)
Equity in income (loss) of associated company	93	50
Income (loss) before the following provisions	1,392	961
Provisions for:		
Income tax, assets tax and deferred tax	(321)	(223)
Employees' profit sharing		(6)
Consolidated net income (loss)	**1,071**	**732**
Net (income) loss corresponding to minority interest	**(39)**	**(21)**
Net income (loss) corresponding to majority interest	**$ 1,032**	**$ 711**
Net majority income (loss) per share	1.6981	1.4045
Net majority income (loss) per ADS/GDS	10.1885	8.4271

Consolidated Statement of Changes in the Financial Position

For the period ended March 31, 2005, with comparative figures for 2004
(Million Pesos as of March 2005)

	2005	2004
Operations:		
Income before extraordinary items	$ 1,071	$ 732
Items not affecting resources:		
Depreciation and amortization	376	361
Equity in income (loss) of associated company	(93)	(50)
Deferred taxes	36	140
Other, net	(41)	33
	1,349	1,216
Changes in working capital other than financing:		
Accounts receivable	13	(514)
Inventories	77	(108)
Liabilities for seniority premiums and pension plan		
Accounts payable and accrued expenses	(276)	464
	(186)	(158)
Resources provided by operations	**1,163**	**1,058**
Financing:		
Loans received	45	54
Repayment of loans	(51)	(400)
Financing with affiliated companies		(4)
Increase in capital stock		
Increase in minority interest	(6)	(13)
Dividends (declared) received		
Resources provided by financing activities	**(12)**	**(363)**
Investment:		
Property, plant and equipment, net	(106)	(104)
Deferred charges	(22)	(37)
Other assets	(1)	(2)
Resources used in investment activities	**(129)**	**(143)**
Increase (decrease) in cash and cash equivalents	**1,022**	**552**
Cash and cash equivalents to companies		
Cash and cash equivalents at beginning of the period	1,425	1,017
Cash and cash equivalents at end of the period	**$ 2,447**	**$ 1,569**

Hylsamex, S.A. de C.V.
File No. 82-4252

Hylsamex
El Acero de México®

Abril 20, 2005

Para mayor información:
Othón Díaz Del Guante +(52) 81-8865-1240 odiaz@hylsamex.com.mx
Ismael De La Garza +(52) 81-8865-1224 idelagarza@hylsamex.com.mx
Kevin Kirkeby +(646) 284-9416 kkirkeby@hfgcg.com

Resultados al Primer Trimestre 2005

La información contenida en este reporte está basada en información financiera no auditada, y se presenta en pesos constantes (Ps.) con poder adquisitivo del 31 de marzo del año 2005 y en toneladas métricas. Cifras del estado de resultados y el flujo de efectivo se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes, mientras que cuentas del balance se convirtieron con el tipo de cambio de fin de periodo.

HECHOS SOBRESALIENTES

- Hylsamex registró un sólido volumen de ventas en 1T05, empujado por un crecimiento de 20% en las exportaciones contra el mismo trimestre de 2004. Los embarques alcanzaron 745,500 toneladas en 1T05, 5% y 3% por debajo del mismo trimestre de 2004 y el trimestre anterior, respectivamente, debido a estacionalidad del primer trimestre y un programa de mantenimiento.
- Los ingresos totalizaron US$573 millones en 1T05. El ingreso por tonelada alcanzó US$769/tonelada en 1T05, que representa un aumento de 31% en relación al mismo periodo de 2004 y una ligera disminución de 4% contra el trimestre previo. La ligera disminución versus el periodo anterior resultó de un cambio desfavorable en mezcla por la mayor exportación, y una reducción en los precios domésticos de productos largos.
- El costo alcanzó US$548/tonelada en 1T05, 23% mayor que el US$446/tonelada obtenido en el mismo trimestre de 2004 y 1% más que el US$543/tonelada registrado en el trimestre anterior. La Compañía ha logrado atenuar significativamente los aumentos en costos de materias primas que han afectado a la industria del acero en general.
- En 1T05, Hylsamex generó EBITDA de US$161 millones, 46% mayor que el EBITDA de US$110 millones de 1T04. El margen de EBITDA alcanzó 28% en 1T05.
- El EBITDA por tonelada alcanzó US$216/tonelada en 1T05, un aumento de 54% en relación al US$140/tonelada logrado en el mismo trimestre de 2004 y una disminución de 15% comparado al US$255/tonelada generado en el trimestre anterior.
- El flujo de efectivo libre de US$100 millones durante 1T05 llevó a una reducción en el apalancamiento: la deuda neta de caja disminuyó US$88 millones durante el trimestre para un saldo de US$458 millones. Las reservas de efectivo alcanzaron US$217 millones, un aumento de US$92 millones desde el final de 2004. La Deuda Neta a EBITDA U12M fue de 0.6x en 1T05; la Cobertura de Intereses U12M mejoró a 10.8x.
- La utilidad neta para 1T05 sumó US$95 millones (Ps.1,071 millones), aumentando 51% en relación a la utilidad neta de US$63 millones (Ps.732 millones) reportada en el mismo periodo de 2004, y disminuyendo 59% de la utilidad neta de US$234 millones (Ps.2,676 millones) del trimestre anterior.


EBITDA Trimestral
(US$ Millones)
240
200
160
120
80
40
0
161
1T 02
2T 02
3T 02
4T 02
1T 03
2T 03
3T 03
4T 03
1T 04
2T 04
3T 04
4T 04
1T 05

Durante el primer trimestre de 2005, Hylsamex continuó produciendo excelentes resultados en términos de flujo de efectivo de operación. La Compañía registró EBITDA de US$161 millones en 1T05, un aumento de 46% en relación al EBITDA de US$110 millones generado en el mismo trimestre de 2004. Hylsamex continúa capitalizando las tendencias favorables en la industrial global del acero, su integración vertical y su moderna planta productiva.

El flujo de efectivo libre de Hylsamex alcanzó US$100 millones en 1T05, más de dos veces la cifra de US$49 millones generada en el mismo trimestre de 2004. Este aumento significativo en el flujo de efectivo libre resultó de una sólida generación de EBITDA, aunada a inversiones en activo fijo y requerimientos de capital de trabajo moderados. Adicionalmente, una tendencia a la baja en los gastos financieros como resultado del proceso de desapalancamiento llevado a cabo en 2004, ha causado una reducción significativa en la carga financiera de Hylsamex, realzando el flujo de efectivo libre.

Los márgenes de utilidad de la Compañía han experimentado una disminución relativamente pequeña, en comparación al trimestre anterior. Dos razones explican esta disminución. En primer lugar, el volumen de ventas bajó, principalmente a causa del programa de mantenimiento en el minimill de la División Aceros Planos durante enero, que redujo la producción en 30 mil toneladas. Además, los volúmenes domésticos lucen menores porque tradicionalmente el primer trimestre del año es menos dinámico y este año en particular Semana Santa ocurrió a fines de marzo. En segundo lugar, como resultado de una mayor exportación y menores precios domésticos de productos largos, el ingreso por tonelada de Hylsamex retrocedió 4% comparado al trimestre anterior. Los fundamentales observados en la industria global del acero y las economías del mundo, así como el robusto modelo de operación de Hylsamex, han permitido que la Compañía muestre niveles atractivos de rentabilidad.


Ingreso y Costo Erogable por Tonelada
(US$/tonelada)
900
800
700
600
500
400
300
200
769
Ingreso por Tonelada
503
Costo Erogable por Tonelada
1T 01
3T 01
1T 02
3T 02
1T 03
3T 03
1T 04
3T 04
1T 05


Volumen de Ventas
('000 Toneladas)
900
800
700
600
500
400
300
200
746
1T 01
3T 01
1T 02
3T 02
1T 03
3T 03
1T 04
3T 04
1T 05

La industria global del acero continúa atravesando un periodo extraordinario. Durante 1T05, los productores de acero alrededor del mundo aceptaron aumentos récord en el costo de sus materias primas. Por ejemplo, en 2005 los precios contractuales para el pélet de mineral de hierro aumentaron

86% mientras que el carbón coquizable subió 119%[1]. Mientras que Hylsamex permanece sin impacto alguno por estos aumentos de costos gracias a su integración vertical, estos mayores costos podrían proporcionar un soporte adicional a los precios del acero. Adicionalmente, la industria ha visto algunos de los beneficios de la consolidación -que todavía se encuentra en una etapa inicial- ya que algunos grandes productores en países desarrollados empiezan a favorecer precios en lugar de volúmenes, enfocándose más a administrar la producción y los niveles de inventarios para mantener los precios.

En la región de NAFTA, varios factores clave determinarán los precios del acero en el corto plazo. El importante flujo de importaciones hacia E.U. observado en la segunda mitad de 2004 se redujo durante 1T05. Al subir los precios en Asia y bajar en E.U. durante el trimestre, las oportunidades de arbitraje disminuyeron. La debilidad del dólar estadounidense y los altos costos de transportación también desalentaron la importación. Al mismo tiempo, los inventarios de acero en la región de NAFTA permanecieron altos porque los consumidores habían creado reservas en los últimos meses de 2004. Cuando el exceso de inventarios sea consumido, la demanda de acero podrá rebotar. Los precios de la chatarra cayeron ligeramente durante el trimestre, pero a un precio promedio de US$198/tonelada para 1T05, continuaron por encima de los niveles históricos[2].

La administración de Hylsamex contempla inversiones en activo fijo de hasta US$100 millones en 2005. Aproximadamente 30% serían dirigidas a inversiones normales, que consisten de reemplazo de equipo, preparación de minas y proyectos de conservación de energía y sustitución de energéticos. El resto sería orientado a inversiones estratégicas para aumentar la capacidad de procesamiento y la red de distribución de la Compañía. Las inversiones estratégicas están sujetas a la aprobación del Consejo. Además, la Compañía planea buscar la aprobación del Consejo y comenzar la construcción de su primera planta a escala industrial Molten Iron Process ® ("MIP") durante la segunda mitad de 2005. La planta MIP está dirigida a reducir la exposición al gas natural. La planta tendrá una capacidad de producción anual de 250 mil toneladas de hierro fundido, con una inversión inicial de aproximadamente US$40 millones.

Hylsamex permanece prudentemente optimista para lo que resta de 2005. La Compañía está bien posicionada para capitalizar las tendencias existentes de la industria, tanto en términos de precios como en volúmenes. En relación a los volúmenes, la Compañía está observando continuidad en el dinamismo del sector de la construcción en México, y está encontrando oportunidades de exportación a precios atractivos. Además se espera una estabilidad en márgenes, considerando la integración vertical de Hylsamex que la protege de impactos en costos de materias primas, así como el programa efectivo de coberturas de gas natural que atenúa aumentos potenciales en los precios de energéticos.

Las tendencias de oferta y demanda en economías relevantes como las de China y E.U., así como el costo de energéticos, permanecen como variables importantes que pueden afectar el desempeño futuro de la Compañía.

FLUJO DE EFECTIVO LIBRE

Hylsamex generó un flujo de efectivo libre de US$100 millones en 1T05, más de dos veces los US$49 millones registrados en el mismo trimestre de 2004, pero debajo de los US$128 millones obtenidos en el trimestre anterior. Menores gastos financieros y requerimientos de capital de trabajo realzaron la generación de flujo de efectivo libre en 1T05. Como resultado de la mejora en rentabilidad, Hylsamex realizó mayores pagos de impuestos en 1T05 porque la Compañía comenzó a hacer pagos provisionales de impuesto sobre la renta. Sin embargo, con la utilización de créditos del

---

[1] Referencias: precio contractual de CVRD para pélet de mineral de hierro; precio contractual a Japón de BHP para carbón coquizable.
[2] Precio de chatarra "Heavy Melting #1", promedio de Pittsburgh, Chicago y Philadelphia; American Metal Market.

impuesto al activo en la declaración anual de 2005, la carga fiscal de 2005 de la Compañía se reducirá en inicios de 2006 a través de una devolución de impuestos.

Hylsamex S.A. de C.V. & Subs.
US$ Millones

	1T05	1T04	4T04
EBITDA	161	110	195
(+) Alfa Pago Corporativo (1)	8	0	8
(-) Impuestos Pagados	(19)	(10)	(7)
(-) Gasto Financiero Neto	(16)	(23)	(18)
(-) Capital de Trabajo Neto	(23)	(15)	(34)
(-) Inversiones Activo Fijo	(13)	(13)	(15)
(=) Flujo de Efectivo Libre	**100**	**49**	**128**

(1) Para proveer comparabilidad, el pago corporativo se adiciona.

Durante 1T05, Hylsamex generó suficiente flujo de efectivo libre para realizar el pago de dividendo por US$100 millones el 13 de abril de 2005.

VOLUMEN DE VENTAS

Hylsamex registró un volumen de ventas de 745,500 toneladas durante 1T05, 5% o 42,300 toneladas menores que las 787,800 toneladas del mismo trimestre de 2004 y 3% o 19,300 toneladas menores que las 764,800 toneladas del trimestre previo. La disminución contra el trimestre previo se debe principalmente a menores ventas de alambrón y productos planos (incluye productos recubiertos y tubulares). La ligera baja en volúmenes de productos planos resultó del programa de mantenimiento llevado a cabo durante enero. Una menor venta de palanquilla, un producto semi-terminado, y alambrón causó la mayoría de la reducción en volumen en la comparación con el mismo trimestre de 2004.

Embarques
('000 toneladas)


788
765
746
Exp
Dom
1T04
4T04
1T05

El volumen de ventas doméstico totalizó 556,600 toneladas en 1T05, 12% o 73,200 toneladas menor que las 629,800 toneladas del mismo trimestre de 2004 y 5% o 28,200 toneladas menor que las 584,800 toneladas del trimestre anterior. Ambas disminuciones fueron causadas principalmente por menor tonelaje vendido de productos planos y alambrón. La reducción contra el mismo trimestre de 2004 también fue causada por menores volúmenes de palanquilla. La demanda doméstica para los productos de Hylsamex permanece sólida; durante 1T05, los volúmenes domésticos lucen menores porque tradicionalmente el primer trimestre del año es menos dinámico y este año en particular Semana Santa ocurrió a fines de marzo en lugar de abril.

Ingreso Exportación
(US$ Millones)


92
153
148
1T04
4T04
1T05

Hylsamex registró un sólido volumen de exportación de nuevo en 1T05, empujado principalmente por un fuerte aumento en la exportación de productos planos durante marzo. Hylsamex ha visto un alza en la demanda de acero plano de varios países asiáticos y la región de NAFTA. La Compañía

continúa percibiendo oportunidades de exportación con precios atractivos para los siguientes meses. La División Aceros Planos opera el Molino #1 para completar la mayoría de estas órdenes de exportación.

Las exportaciones en 1T05 alcanzaron 188,900 toneladas, 20% o 30,900 toneladas superiores a las 158,000 toneladas exportadas en el mismo trimestre de 2004 y 5% o 8,900 toneladas mayores que las 180,000 toneladas del trimestre anterior. Las variaciones se explican principalmente por cambios en el volumen de exportación de productos planos, que aumentó 23% o 31,400 toneladas en relación al mismo trimestre de 2004 reflejando una demanda de acero robusta a nivel mundial, y crecieron 9% o 14,300 toneladas contra el trimestre anterior. Los precios de exportación en 1T05 calculados en dólares nominales aumentaron 35% contra el mismo trimestre de 2004 pero disminuyeron 6% comparados con el trimestre anterior. La última cifra se debió a una ligera reducción en los precios internacionales, especialmente los precios en E.U., mientras que la primera resultó de la tendencia positiva en los precios internacionales del acero en el año. Con el impulso de fuertes volúmenes y precios, Hylsamex generó ingresos de exportación de US$148 millones en 1T05, 61% mayor que el ingreso de exportación obtenido en el mismo trimestre de 2004 y 3% menor al registrado en el trimestre previo.

INGRESO

Hylsamex registró una sólida generación de ingresos en 1T05. Hylsamex tuvo ingresos por US$573 millones (Ps.6,460 millones) en 1T05, 24% mayores que los US$461 millones (Ps.5,371 millones) alcanzados en el mismo trimestre de 2004 y 7% menores que los US$615 millones (Ps.7,078 millones) obtenidos en el trimestre anterior. Comparado al trimestre anterior, se observó una ligera disminución debido a un menor volumen de ventas y una pequeña reducción en el ingreso por tonelada.

El ingreso por tonelada de Hylsamex en 1T05 alcanzó US$769/tonelada, que consiste de un precio promedio de acero de US$732/tonelada y de un US$37/tonelada de contribución de otros ingresos relacionados con el acero. El ingreso por tonelada de Hylsamex de US$769/tonelada para 1T05 representa un notable aumento de 31% o US$184/tonelada en relación al US$585/tonelada logrado en el mismo trimestre de 2004 y refleja una ligera disminución de 4% o US$35/tonelada comparado con el US$804/tonelada obtenido en el trimestre previo. Hylsamex registró un excelente nivel de precios en casi todas las categorías de productos, pero se observó una ligera reducción en el ingreso por tonelada en relación al trimestre anterior. La ligera reducción fue causada principalmente por tres factores: una mezcla de productos menos rica debido a mayores exportaciones, una disminución marginal en el ingreso de exportación originada por menores precios en E.U. durante el trimestre, y menores precios de productos largos en el mercado Mexicano.

Volumen de Ventas e Ingreso
('000s de Toneladas y Millones de Pesos Constantes al 31 de marzo de 2005)

	1T05		1T04		4T04	
	Tons	Ps.	Tons	Ps.	Tons	Ps.
Mercado Doméstico	556.6	4,793.2	629.8	4,300.2	584.8	5,321.4
Mercado Exportación	188.9	1,666.5	158.0	1,070.3	180.0	1,757.0
Total	745.5	6,459.7	787.8	5,370.5	764.8	7,078.4

COSTO DE VENTAS

Hylsamex continúa operando a altos niveles de utilización para hacer frente a una fuerte demanda de acero. En 1T05, la ventaja en costo de Hylsamex por su integración vertical persistió, permitiendo a la Compañía registrar solamente un aumento ligero en su costo por tonelada en comparación al trimestre anterior. La Compañía sigue produciendo fierro esponja a capacidad máxima, suministrando 100% de los requerimientos de mineral de hierro desde sus propias minas.

Como una señal de una demanda que permanece robusta, el Molino #1 de la División Aceros Planos (la planta principal de productos planos utilizada antes de la modernización de mediados de los 1990s) produjo 121,700 toneladas durante 1T05, el nivel de producción más alto desde el segundo trimestre de 2000. El Molino #1 le permitió a Hylsamex aprovechar las oportunidades de exportación y compensar parcialmente las 30 mil toneladas de producción perdidas por el programa de mantenimiento del minimill, llevado a cabo durante enero. La producción en el Molino #1 es totalmente en una base de costo variable (v.g. no se incide en costos fijos) y se arranca y se detiene fácilmente cuando se requiere.

En 1T05, Hylsamex incurrió en costos de chatarra similares al trimestre anterior, con una reducción en el costo de la chatarra importada. El mercado de chatarra permaneció apretado durante 1T05, con los precios de chatarra en E.U. oscilando alrededor de US$200/tonelada. En lo que va de 2T05, al 15 de abril de 2005, el precio de la chatarra se sitúa en US$216/tonelada. Como resultado de un alto precio de la chatarra y a pesar del alto costo del gas natural, la competitividad de Hylsamex basada en el fierro esponja persistió y la producción de fierro esponja continuó. En 1T05, Hylsamex utilizó 2% menos fierro esponja que en el trimestre anterior. La Compañía llevó a cabo un programa de mantenimiento en la planta de fierro esponja en Puebla durante el trimestre. El paro fue programado durante el invierno, cuando los precios de gas natural normalmente son más altos, para disminuir el consumo de este hidrocarburo.

El costo de ventas para 1T05 totalizó US$408 millones (Ps.4,601 millones), 16% superior a los US$352 millones (Ps.4,097 millones) registrados en el mismo trimestre de 2004 y 2% menor que los US$415 millones (Ps.4,776 millones) del trimestre anterior. La disminución en el costo de ventas versus el trimestre anterior ocurrió principalmente por un menor volumen de ventas. El incremento contra el mismo trimestre de 2004 resultó de aumentos en el costo de la chatarra, energéticos y acero comprado a terceros para las operaciones de recubiertos.

El costo por tonelada para 1T05 llegó a US$548/tonelada, US$102/tonelada o 23% mayor que el US$446/tonelada alcanzado en el mismo trimestre de 2004 y US$5/tonelada o 1% superior al US$543/tonelada registrado en el trimestre anterior. El costo por tonelada aumentó US$102/tonelada versus el mismo trimestre de 2004 y se explica por aumentos de US$81/tonelada y US$21/tonelada en el costo variable y fijo por tonelada, respectivamente. El aumento en el costo variable fue causado por mayores costos de energéticos y de la chatarra, así como mayor costo del acero comprado a terceros para las operaciones de recubiertos. El aumento en el costo fijo por tonelada fue producido por gastos de mantenimiento mayores en 1T05 y un menor prorrateo de costos fijos causado por menor volumen de ventas. El aumento de US$5/tonelada en el costo por tonelada contra el trimestre anterior fue causado en su totalidad por un incremento en el costo variable, porque el costo fijo por tonelada permaneció sin cambios. El mayor costo de la electricidad y mayor costo por acero comprado a terceros explican el aumento en el costo variable. En seguida se presenta una explicación del comportamiento durante el trimestre de los elementos importantes del costo de ventas:

Energéticos: El costo efectivo de gas natural para Hylsamex durante 1T05 alcanzó US$5.32/MMBtu (que corresponde a un precio de referencia promedio de US$5.77/MMBtu en el sur de Texas), cifra que es 3% mayor que el US$5.15/MMBtu registrado en el mismo trimestre de 2004 y 6% menor al US$5.64/MMBtu observado en el trimestre anterior. Los ahorros contra los precios de mercado son el resultado del programa existente de coberturas financieras. La Compañía continuamente está monitoreando y estudiando el mercado de gas natural para administrar su exposición a este insumo. A la fecha de este reporte, las coberturas de gas natural comprenden las siguientes posiciones:



Insumos Energéticos
Precios Trimestrales
7.0
6.0
5.0
4.0
3.0
2.0
1T 2T 3T 4T 1T 2T 3T 4T 1T 2T 3T 4T 1T
02 02 02 02 03 03 03 03 04 04 04 04 05
Gas Natural Sur de Texas
Electricidad (US¢/KWh)
Costo Efectivo Gas Natural Hylsamex (US$/MMBtu)

2005

- El precio de sur de Texas para abril de 2005 fue fijado en US$6.65/MMBtu. Como resultado de las coberturas financieras existentes, el costo para Hylsamex de los primeros 200 contratos de consumo de gas natural en este mes será aproximadamente US$5.005/MMBtu. El consumo de abril en exceso de 200 contratos tendrá un costo a precio de mercado.
- Abril a diciembre de 2005: 32% de las necesidades cubiertas con un swap a US$4.28/MMBtu, con un techo en US$6.70/MMBtu.
- Abril a agosto de 2005: un 32% adicional de los requerimientos cubiertos con un swap a US$5.86/MMBtu. Cuando el precio de mercado fluctúe entre US$4.50/MMBtu y US$5.73/MMBtu, la Compañía pagará el precio de mercado prevaleciente más US$0.13/MMBtu. El swap tiene un techo en US$7.70/MMBtu.
- Septiembre a diciembre de 2005: un 32% adicional de los requerimientos cubiertos con un swap a US$5.73/MMBtu. Cuando el precio de mercado fluctúe entre US$4.90/MMBtu y US$5.73/MMBtu, la Compañía pagará el precio de mercado prevaleciente. El swap tiene un techo en US$7.70/MMBtu.

La gráfica adyacente describe el costo de gas natural de Hylsamex de mayo a diciembre de 2005, incluyendo el efecto combinado de las coberturas financieras mencionadas arriba. La gráfica también muestra el precio promedio y alto-bajo de futuros de mayo a diciembre de 2005, al cierre de los precios de futuros del 18 de abril de 2005.

Costo Gas Natural May-Dic 2005 (con coberturas)


Costo Sin Coberturas
Costo Hylsamex
8.00
7.00
6.00
5.00
4.00
3.00
Cost Hylsamex US$/MMBtu
3.00 4.00 5.00 6.00 7.00 8.00
Precio Sur de Texas US$/MMBtu
May-Dic 2005 Precio Promedio Futuros
May-Dic 2005 Rango Alto-Bajo Precio Futuros

2007

La Compañía vendió un swaption a US$4.20/MMBtu por 32% de los requerimientos del año.

Nota: Mientras que algunas de las coberturas financieras de la Compañía están referenciadas al precio del gas natural de NYMEX, todas las coberturas financieras de la Compañía descritas arriba se muestran a su precio equivalente del Sur de Texas, que en 2004 fue US$0.30/MMBtu menor que el precio de NYMEX, en promedio.

El costo de la electricidad para 1T05 fue de US¢4.73/Kwh, 19% más alto que el US¢3.96/Kwh registrado en el mismo trimestre de 2004 y 4% mayor que el US¢4.56/Kwh observado en el trimestre anterior. La variación contra ambos trimestres fue causada por las alzas en los precios internacionales de los hidrocarburos.

Carga Metálica: El costo ponderado de la carga metálica en 1T05 aumentó US$39/tonelada con respecto al mismo trimestre de 2004 y fue US$10/tonelada menor al obtenido en el trimestre anterior. En la comparación contra el mismo trimestre de 2004, el aumento en el costo de la carga metálica fue atribuido esencialmente a un mayor costo de la chatarra doméstica y en menor grado a un aumento en el costo del fierro esponja. La caída en el costo de la carga metálica versus el trimestre anterior resultó de un menor costo de la chatarra importada y una ligera disminución en el costo del fierro esponja.

En 1T05, el costo del fierro esponja aumentó US$15/tonelada contra el mismo trimestre de 2004, y disminuyó ligeramente US$5/tonelada versus el trimestre anterior. La baja volatilidad se debe a la estabilidad relativa en el costo del gas natural para Hylsamex, que permaneció alrededor de US$5.50/MMBtu en 2004, en parte como resultado de la estrategia de cobertura de la Compañía. Desde fines de 2003, el fierro esponja ha recuperado su competitividad comparado con la chatarra, debido a los altos precios de ésta última. Por consiguiente, la posición competitiva de Hylsamex ha sido realzada en comparación a productores de acero que están menos integrados en sus procesos productivos.

El costo de la mezcla de chatarra de Hylsamex ha permanecido relativamente alto en relación a años anteriores, como señal de lo apretado que se encuentra el mercado de chatarra de acero. En 1T05, el costo para Hylsamex de su mezcla de chatarra doméstica aumentó US$77/tonelada contra el mismo trimestre de 2004, y registró una alza de US$1/tonelada comparado con el trimestre anterior.

Durante 1T05, el costo para Hylsamex de su mezcla de chatarra importada disminuyó US$17/tonelada versus el mismo trimestre de 2004. En la comparación contra el trimestre anterior, el costo de la chatarra importada se redujo en US$22/tonelada. Estas reducciones se relacionan a menores precios de la chatarra en E.U., que se debilitaron ligeramente en 1T05 en relación a trimestres anteriores. Sin embargo, los precios de la chatarra permanecen relativamente altos, sostenidos por la fuerte demanda mundial de acero.

GASTOS DE OPERACIÓN

Los gastos de operación para 1T05 alcanzaron US$38 millones (Ps.423 millones), 23% mayores que los US$30 millones (Ps.354 millones) registrados en el mismo trimestre de 2004 y 5% superiores a los US$36 millones (Ps.411 millones) reportados en el trimestre anterior. En la comparación contra el mismo trimestre de 2004, se observó un aumento transitorio en los gastos de operación, porque Hylsamex reanudó el pago por servicios corporativos a su empresa controladora Alfa. El pago de Hylsamex para 1T05 totalizó US$8 millones, idéntico al pago del trimestre previo. La razón de gastos de operación a ventas alcanzó a 6.5% en 1T05, ligeramente menor que el 6.6% observado en el mismo trimestre de 2004 y mayor que el 5.8% del trimestre anterior.

UTILIDAD DE OPERACIÓN Y EBITDA

Hylsamex continuó generando una muy buena rentabilidad operativa. Durante 1T05, la utilidad de operación totalizó US$127 millones (Ps.1,436 millones), US$48 millones mayor que los US$79 millones (Ps.919 millones) obtenidos en el mismo trimestre de 2004 y US$37 millones menor que los US$164 millones (Ps.1,890 millones) logrados en el trimestre anterior. El margen operativo de Hylsamex para 1T05 alcanzó 22%, por encima del 17% obtenido en el mismo trimestre de 2004 y ligeramente menor que el 27% registrado en el trimestre anterior.


EBITDA por Tonelada
(US$/Tonelada)
320
280
240
200
160
120
80
40
0
216
'00 '01 '02 '03 1T 04 2T 04 3T 04 4T 04 1T 05


EBITDA Trimestral
(US$ Millones)
240
200
160
120
80
40
0
161
1T 02 2T 02 3T 02 4T 02 1T 03 2T 03 3T 03 4T 03 1T 04 2T 04 3T 04 4T 04 1T 05

Hylsamex reportó un excelente nivel de EBITDA en 1T05. El EBITDA en 1T05 de US$161 millones (Ps.1,812 millones) fue 46% mayor a los US$110 millones (Ps.1,281 millones) conseguidos en el mismo trimestre de 2004 y fue 17% menor a los US$195 millones (Ps.2,244 millones) generados en el trimestre

anterior. El margen de EBITDA de Hylsamex alcanzó 28% durante 1T05, mayor al margen de EBITDA de 24% obtenido en el mismo trimestre de 2004 y menor al 32% registrado en el trimestre previo. En una base por tonelada, el EBITDA alcanzó US$216/tonelada en 1T05, US$76/tonelada mayor que el US$140/tonelada obtenido en el mismo trimestre de 2004 y US$39/tonelada menor al US$255/tonelada logrado en el trimestre previo.

La rentabilidad operativa permaneció en niveles muy buenos, explicados por el ambiente prevaleciente de los precios del acero y la integración vertical de Hylsamex que ayudó a registrar costos relativamente estables. Comparado al trimestre anterior, se observó una ligera disminución en rentabilidad tanto en márgenes como en términos absolutos. Esta reducción se explica por la reducción de 3% en volumen vendido, mayores exportaciones que llevan un menor margen, y menores precios domésticos en productos largos. En la comparación contra el mismo trimestre de 2004, Hylsamex se benefició tanto de los mayores precios como de su posición privilegiada como un minimill eficiente y verticalmente integrado, que le permitió ampliar sus márgenes de utilidad más que otros productores de acero porque los costos unitarios de la Compañía aumentaron en un menor grado.

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

Hylsamex registró en 1T05 un costo financiero neto de US$13 millones (Ps.146 millones), que se compara con una ganancia financiera neta de US$1 millón (Ps.19 millones) registrada en el mismo trimestre de 2004 y un costo financiero neto de US$1 millón (Ps.14 millones) reportado en el trimestre previo. Las variaciones en el RIF observadas en los trimestres de comparación tienen qué ver principalmente con las fluctuaciones significativas en la paridad Peso-dólar y su efecto sobre la deuda de Hylsamex que casi en su totalidad está contratada en la divisa estadounidense. Contra ambos periodos de comparación, Hylsamex también registró una menor ganancia por posición monetaria en 1T05, derivada de menor inflación y una reducción en la deuda, cuentas por pagar de largo plazo y pasivo laboral. En 1T05, la Compañía siguió experimentando unas reducciones significativas en sus gastos financieros netos en relación a ambos periodos de comparación, como resultado del proceso de desapalancamiento y refinanciamiento llevado a cabo en 2004. El gasto financiero neto para 1T05 disminuyó 31% o US$7 millones comparado al mismo trimestre de 2004 y bajó 13% o US$2 millones versus el trimestre anterior.

Resultado Integral de Financiamiento
Millones de Pesos Constantes al 31 de marzo de 2005

	1T05	1T04	4T04
Productos Financieros	26.5	13.7	23.7
Gastos Financieros	(202.7)	(277.9)	(231.4)
Gastos Financieros, neto	(176.2)	(264.2)	(207.7)
Efecto en Cambio de Paridad	(3.6)	77.0	71.4
Resultado por Posición Monetaria	38.8	227.6	145.1
Act. Pasivo Laboral	(6.0)	(16.7)	(20.1)
CIF Capitalizado	1.3	(4.5)	(2.3)
Total CIF	(145.7)	19.2	(13.6)
Variables Macroeconómicas			
Paridad Ps / US$ fin del periodo	11.2942	11.1540	11.2648
(Apreciación) / Depreciación del Peso	0.26%	(0.73%)	(1.28%)
Inflación Doméstica	0.79%	1.62%	1.79%

Resultado Neto Consolidado

La utilidad neta para 1T05 sumó US$95 millones (Ps.1,071 millones), aumentando 51% en relación a la utilidad neta de US$63 millones (Ps.732 millones) reportada en el mismo periodo de 2004, y disminuyendo 59% de la utilidad neta de US$234 millones (Ps.2,676 millones) del trimestre anterior. La utilidad neta aumentó con respecto al mismo trimestre de 2004 principalmente por una mayor utilidad de operación, que fue disminuida en parte por mayores impuestos a cargo y costo financiero neto. La reducción en la utilidad neta en la comparación contra el trimestre anterior fue causada principalmente por mayores impuestos a cargo y menor utilidad de operación. En la comparación contra el trimestre anterior, Hylsamex reconoció impuestos a cargo en 1T05 en lugar de la ganancia por impuestos de 4T04, que resultó primordialmente de la cancelación de reservas contra activos de impuestos. Estas reservas fueron creadas en el pasado, cuando la Compañía estimaba que no podría aprovechar los escudos fiscales que había acumulado; dada la mejora en rentabilidad observada en 2004, la Compañía canceló dichas reservas en 4T04.

Integración de la Utilidad (Pérdidad) Neta
Millones de Pesos Constantes al 31 de marzo de 2005

	1T05
Utilidad de Operación	1,436.4
Costo Integral de Financiamiento	(145.7)
Otros ingresos (gastos) y partidas especiales	7.9
Impuestos, Causados y Diferidos	(320.5)
Participación en resultados de asociadas	93.0
Utilidad Neta Consolidada en 1T05	1,071.1

Deuda Neta y Otros Rubros

Variación de la Deuda Neta en 1T05

Deuda Neta de Caja: La deuda neta de Hylsamex al 31 de marzo de 2005 alcanzó US$458 millones, US$88 millones o 16% menor que el saldo de US$546 millones que se tenía el 31 de diciembre de 2004. La reducción se obtuvo principalmente mediante generación de flujo libre de efectivo, que le permitió a la Compañía aumentar sus reservas de efectivo en US$92 millones durante el trimestre.

Variación de la Deuda
Millones de US$

Deuda neta al 31 de diciembre de 2004	546.4
Generación de efectivo	(160.8)
Inversión en capital de trabajo operativo	22.7
Otras partidas (1)	(6.6)
Servicios Holding Alfa	8.4
Intereses acumulados	16.6
Impuestos	18.5
Inversión en activo fijo	12.6
= Deuda neta al 31 de marzo de 2005	457.8

(1) Principalmente pasivo laboral.

Impuestos Pagados: Los impuestos pagados durante 1T05 ascendieron a US$19 millones, US$9 millones y US$12 millones mayores que los montos pagados en el mismo trimestre de 2004 y el trimestre previo, respectivamente. Como resultado de la mejora en rentabilidad, Hylsamex realizó mayores pagos de impuestos en 1T05 porque la Compañía comenzó a hacer pagos provisionales de impuesto sobre la renta. Sin embargo, con la utilización de créditos del impuesto al activo en la declaración anual de 2005, la carga fiscal de 2005 de la Compañía se reducirá en inicios de 2006 a través de una devolución de impuestos. Al 31 de marzo de 2005, la Compañía mantiene US$88 millones y US$130 millones en pérdidas fiscales pendientes de amortizar y créditos de impuesto al activo, respectivamente. Las pérdidas fiscales pendientes de amortizar pueden utilizarse para reducir utilidades fiscales futuras y en

consecuencia, disminuir el impuesto sobre la renta causado. Adicionalmente, si el impuesto sobre la renta causado es mayor que el impuesto al activo, los créditos de impuesto al activo se pueden utilizar para reducir los pagos de impuesto sobre la renta al nivel del impuesto al activo. Debido a que la mayoría de las pérdidas fiscales pendientes de amortizar pertenecen a empresas no operadoras, la administración no prevé el uso inmediato de estas pérdidas fiscales durante 2005.

Durante el segundo trimestre de 2005, la Compañía pagará US$31 millones relacionados con la participación de los trabajadores en las utilidades de la empresa, generada durante 2004.

Capital de Trabajo Neto (CTN): Durante 1T05, el CTN representó un uso de efectivo de US$23 millones, que se compara con los usos de efectivo de US$15 millones y US$34 millones del mismo trimestre de 2004 y el trimestre anterior, respectivamente. En 1T05, la Compañía dirigió fondos principalmente a cuentas por cobrar y por pagar; una reducción temporal en los inventarios de materia prima en Hylsa y Galvak produjo una menor fuente de efectivo en la cuenta de inventarios de Hylsamex.

Inversiones en Activo Fijo: Las inversiones en activo fijo sumaron US$13 millones en 1T05, similares a las inversiones realizadas en el mismo trimestre de 2004 y que representan una ligera disminución de US$2 millones en relación a las inversiones efectuadas en el trimestre anterior. Galvak invirtió US$4 millones, mientras que las inversiones de Hylsa totalizaron US$9 millones; las inversiones de Hylsa fueron destinadas principalmente a inversiones normales en acero básico, así como para aumentar la capacidad de producción de concentrado en la mina de Peña Colorada.

LIQUIDEZ Y RESERVAS DE EFECTIVO

Hylsamex continuó con una excelente liquidez durante 1T05. El fuerte flujo de efectivo libre aumentó las reservas de efectivo, que alcanzaron US$217 millones al 31 de marzo de 2005, un incremento de US$82 millones en relación al saldo de US$135 millones a fines del mismo trimestre de 2004 y US$92 millones mayores que el saldo de US$125 millones al final del trimestre anterior. La Línea de Crédito Revolvente de Hylsa de US$60 millones, que fue otorgada para apoyar los requerimientos de capital de trabajo, no ha sido utilizada.

RAZONES FINANCIERAS CLAVE

La reducción significativa en la deuda neta alcanzada durante el trimestre, permitieron una mejora adicional en las razones financieras de Hylsamex. La Compañía registró una razón de Deuda Neta a EBITDA U12M de 0.6x a fines del 1T05, una disminución de los 3.9x y 0.7x observados en el trimestre comparable de 2004 y el trimestre anterior, respectivamente. La cobertura de intereses (EBITDA U12M a gastos financieros netos U12M) mejoró de manera similar a 10.8x al final del 1T05, comparada con 2.5x en el mismo trimestre de 2004 y 9.3x en el trimestre previo.


Deuda Neta a EBITDA U12M
10.0
8.0
6.0
4.0
2.0
0.0
0.6
1T 02
2T 02
3T 02
4T 02
1T 03
2T 03
3T 03
4T 03
1T 04
2T 04
3T 04
4T 04
1T 05


Cobertura de Intereses EBITDA U12M
12.0
10.0
8.0
6.0
4.0
2.0
0.0
10.8
1T 02
2T 02
3T 02
4T 02
1T 03
2T 03
3T 03
4T 03
1T 04
2T 04
3T 04
4T 04
1T 05

Participación en Resultados de Compañías Asociadas (Sidor)

La participación minoritaria de Hylsamex en Amazonia generó una utilidad de US$8 millones (Ps.93 millones) en 1T05, que se compara con las utilidades de US$4 millones (Ps.50 millones) y US$31 millones (Ps.356 millones) registradas en el trimestre comparable de 2004 y el trimestre previo, respectivamente. La variación versus el trimestre anterior se debe principalmente a partidas extraordinarias (cancelación de reservas por deterioro de activos) registradas en 4T04 que no fueron repetidas en el primer trimestre de 2005. La comparación contra el mismo trimestre de 2004 muestra niveles similares, y sigue reflejando una buena rentabilidad operativa como resultado de los fundamentales favorables en el mercado global del acero, la posición de la empresa como uno de los productores de acero de más bajo costo en el mundo con integración vertical, y su posición geográfica privilegiada que le permite suministrar eficientemente acero a los mercados domésticos y de exportación.

Hechos Recientes

Hylsa Refinancia Bono con Vencimiento 2007

El 6 de abril de 2005, Hylsamex informó que su subsidiaria Hylsa, S.A. de C.V. ("Hylsa") ha llamado la totalidad de su Bono 9 1/4% 2007. El 12 de mayo de 2005, Hylsa pagará a los tenedores del Bono aproximadamente US$141 millones, que representan US$139 millones de principal y US$2 millones de prima por recompra anticipada. Adicionalmente, la Compañía pagará intereses acumulados a la fecha de pago. Hylsa utilizará financiamiento bancario de mediano plazo, obtenido bajo condiciones más favorables, para realizar este pago anticipado.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Información Financiera Seleccionada

(Millones de Pesos de poder adquisitivo del 31 de marzo de 2005)

Estado de Resultados	1T 2005	1T 2004	4T 2004
Ingreso	6,460	5,371	7,078
Utilidad bruta	1,859	1,274	2,302
Ut. de Operación	1,436	920	1,891
RIF	(146)	19	(14)
Part. en subsidiarias	93	50	356
Utilidad neta consolidada	1,071	732	2,676
Utilidad neta mayoritaria	1,032	711	2,678

Balance General	Mar 2005	Mar 2004	Dic 2004
Activo circulante	11,286	8,023	10,238
Activo no circulante	23,877	24,276	24,130
Activo Total	35,163	32,299	34,368
Pasivo Corto Plazo	4,531	4,824	4,573
Pasivo Largo Plazo	11,065	15,857	11,095
Pasivo Total	15,596	20,681	15,668
Capital Contable	19,567	11,618	18,700
Interés mayoritario	17,470	9,623	16,639

Indicadores Operativos y Financieros

Estado de Resultados			
Volumen de ventas ** ('000 toneladas)	746	788	765
Exportaciones (%)	25.3	20.0	23.5
Ingreso/ton	8,665	6,816	9,255
Costo erogable/ton	5,667	4,741	5,783
Mg. Bruto (%)	28.8	23.8	32.5
Mg. Operación (%)	22.2	17.1	26.7
Mg. EBITDA (%)	28.0	23.8	31.7
Utilidad por acción	1.70	1.40	4.40

Balance General			
Deuda neta (Ps. millones)	5,170	11,197	6,203
Deuda neta (US$ millones)	458	962	546
Deuda neta a capital	0.26	0.96	0.33
Razón circulante	2.49	1.51	2.24
V. Libros / acción	28.76	19.01	27.39
Cobertura Interés†			
Últimos 12 meses	10.80	2.55	9.25
Trimestral	10.29	4.85	10.80

* Basado en acciones y utilidad neta mayoritaria.
** Cifras mensuales convertidas al tipo de cambio promedio de cada mes

† (EBITDA) /(Gastos financieros, neto)
†† Basada en el precio de la acción al final de cada trimestre: Ps.37.10 en Mar/31/05, Ps.11.42 en Mar/31/04 y Ps.33.99 en Dic/31/04

Estado Consolidado de Situación Financiera

Al 31 de marzo de 2005, comparativo con 2004

(Millones de Pesos de poder adquisitivo del 31 de marzo de 2005)

Activos	2005	2004
Activo Circulante:		
Efectivo y valores de realización inmediata	$ 2,447	$ 1,569
Efectivo restingido	15	65
Clientes	3,845	2,892
Otras cuentas por cobrar	812	801
Inventarios	4,167	2,696
Total Activo Circulante	11,286	8,023
Inversiones permanentes	1,165	685
Inmuebles, maquinaria y equipo	20,726	21,447
Cargos diferidos	1,567	1,759
Impuestos diferidos	73	52
Otros activos	346	333
TOTAL ACTIVO	$35,163	$32,299

PASIVO Y CAPITAL	2005	2004
Pasivo a corto plazo:		
Vencimiento de pasivo a largo plazo	$ 575	$ 1,321
Deuda C.P. con Cía. afiliada		
Préstamos bancarios		
Intereses acumulados por pagar	72	74
Cuentas por pagar y gastos acumulados	3,884	3,429
Total Pasivo a Corto Plazo	4,531	4,824
Pasivo a Largo Plazo:		
Deuda a largo plazo	6,977	11,415
Deuda L.P. con Cía. afiliada		482
Impuestos diferidos	2,937	2,550
Estimaciones de remuneraciones al retiro	1,151	1,410
Total Pasivo a Largo Plazo	11,065	15,857
TOTAL PASIVO	**15,596**	**20,681**
CAPITAL CONTABLE:		
Capital social nominal	5,970	4,975
Incremento por actualización	1,287	1,247
	7,257	6,222
Otro capital contribuido	592	
Capital contribuido	7,849	6,222
Capital ganado	9,621	3,401
Total interés mayoritario	17,470	9,623
Interés minoritario	2,097	1,994
TOTAL CAPITAL CONTABLE	**19,567**	**11,618**
TOTAL PASIVO Y CAPITAL CONTABLE	**$35,163**	**$32,299**
Interés mayoritario por acción	28.7570	19.0060
Interés mayoritario por ADS/GDS	172.5420	114.0358

Estado Consolidado de Resultados

Pera el período terminado el 31 de marzo de 2005, comparativo con 2004
(Millones de Pesos de poder adquisitivo del 31 de marzo de 2005)

	2005	2004
Ventas netas	$ 6,460	$ 5,371
Costo de ventas	(4,601)	(4,097)
Utilidad bruta	1,859	1,274
Gastos de operación	(423)	(354)
Utilidad de operación	1,436	920
Resultado integral de financiamiento, neto	(146)	19
Otros productos (gastos), neto	9	(28)
Participación en resultados de compañía asociada	93	50
Utilidad (pérdida) antes de las siguientes provisiones	1,392	961
Provisiones para:		
Impuesto sobre la renta y al activo	(321)	(223)
Participación de los trabajadores en las utilidades		(6)
Utilidad neta consolidada	**1,071**	**732**
Utilidad (pérdida) neta del interés minoritario	**(39)**	**(21)**
Utilidad (pérdida) neta del interés mayoritario	**$ 1,032**	**$ 711**
Utilidad (pérdida) neta por acción	1.6981	1.4045
Utilidad (pérdida) neta por ADS/GDS	10.1885	8.4271

Estado Consolidado de Cambios en la Situación Financiera

Pera el período terminado el 31 de marzo de 2005, comparativo con 2004
(Millones de pesos de poder adquisitivo del 31 de marzo de 2005)

	2005	2004
Operaciones:		
Utilidad antes de partida extraordinaria	$ 1,071	$ 732
Partidas que no afectaron los recursos:		
Depreciación y amortización	376	361
Participación en los resultados de subsidiarias, neto	(93)	(50)
Impuestos diferidos	36	140
Otras, neto	(41)	33
	1,349	1,216
Cambios en el capital de trabajo, excluyendo financiamiento:		
Cuentas por cobrar	13	(514)
Inventarios	77	(108)
Pasivo laboral		
Cuentas por pagar y gastos acumulados	(276)	464
	(186)	(158)
Recursos generados por la operación	**1,163**	**1,058**
Financiamiento:		
Créditos recibidos	45	54
Pago de créditos	(51)	(400)
Financiamiento con compañias afiliadas		(4)
Incremento en capital		
Incremento en interés minoritario	(6)	(13)
Dividendos (decretados) recibidos		
Recursos (aplicados) generados por actividades financieras	(12)	(363)
Inversión:		
Inmuebles, maquinaria y equipo	(106)	(104)
Cargos diferidos	(22)	(37)
Otros activos	(1)	(2)
Recursos aplicados a actividades de inversión	**(129)**	**(143)**
Aumento (disminución) en efectivo y equivalentes de efectivo	**1,022**	**552**
Efectivo y equivalentes de efectivo de empresas desinvertidas		
Efectivo y equivalentes de efectivo al principio del periodo	1,425	1,017
Efectivo y equivalentes de efectivo al final del periodo	**$ 2,447**	**$ 1,569**

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: icssific.ens

Longitud del sobre: 68254 bytes.

Fecha de recepcion: Apr 20 2005 3:34:02:806PM.

Folio de recepcion: 86321.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
icssific.bmv	1	Sific para Industriales, Comerciales y de Servicios

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA
AL 31 DE MARZO DE 2005 Y 2004
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**ACTIVO TOTAL**	**35,162,663**	**100**	**32,298,700**	**100**
2	**ACTIVO CIRCULANTE**	**11,285,794**	**32**	**8,022,526**	**25**
3	EFECTIVO E INVERSIONES TEMPORALES	2,446,612	7	1,568,927	5
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	3,844,837	11	2,892,311	9
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	648,027	2	800,021	2
6	INVENTARIOS	4,166,961	12	2,695,972	8
7	OTROS ACTIVOS CIRCULANTES	179,357	1	65,295	0
8	**LARGO PLAZO**	**1,165,207**	**3**	**685,328**	**2**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	0	0	0	0
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	1,160,584	3	680,518	2
11	OTRAS INVERSIONES	4,623	0	4,810	0
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**20,725,962**	**59**	**21,447,151**	**66**
13	INMUEBLES	1,193,860	3	1,193,593	4
14	MAQUINARIA Y EQUIPO INDUSTRIAL	40,875,598	116	40,707,033	126
15	OTROS EQUIPOS	210,862	1	210,825	1
16	DEPRECIACION ACUMULADA	22,201,741	63	21,303,964	66
17	CONSTRUCCIONES EN PROCESO	647,383	2	639,664	2
18	**ACTIVO DIFERIDO (NETO)**	**1,985,700**	**6**	**2,143,695**	**7**
19	**OTROS ACTIVOS**	**0**	**0**	**0**	**0**
20	**PASIVO TOTAL**	**15,595,448**	**100**	**20,680,995**	**100**
21	**PASIVO CIRCULANTE**	**4,530,901**	**29**	**4,823,594**	**23**
22	PROVEEDORES	1,935,769	12	1,847,907	9
23	CREDITOS BANCARIOS	575,198	4	1,320,541	6
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	404,443	3	7,212	0
26	OTROS PASIVOS CIRCULANTES	1,615,491	10	1,647,934	8
27	**PASIVO A LARGO PLAZO**	**6,976,807**	**45**	**11,897,455**	**58**
28	CREDITOS BANCARIOS	2,785,646	18	7,115,730	34
29	CREDITOS BURSATILES	4,182,912	27	4,285,807	21
30	OTROS CREDITOS	8,249	0	495,918	2
31	**CREDITOS DIFERIDOS**	**4,087,740**	**26**	**3,959,946**	**19**
32	**OTROS PASIVOS**	**0**	**0**	**0**	**0**
33	**CAPITAL CONTABLE**	**19,567,215**	**100**	**11,617,705**	**100**
34	**PARTICIPACION MINORITARIA**	**2,097,268**	**11**	**1,994,217**	**17**
35	**CAPITAL CONTABLE MAYORITARIO**	**17,469,947**	**89**	**9,623,488**	**83**
36	**CAPITAL CONTRIBUIDO**	**7,848,993**	**40**	**6,222,435**	**54**
37	CAPITAL SOCIAL PAGADO (NOMINAL)	5,969,552	31	4,975,129	43
38	ACTUALIZACION CAPITAL SOCIAL PAGADO	1,287,495	7	1,247,306	11
39	PRIMA EN VENTA DE ACCIONES	591,946	3	0	0
40	APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**9,620,954**	**49**	**3,401,053**	**29**
42	RESULTADOS ACUMULADOS Y RESERVA DE CAPITAL	10,499,771	54	9,535,034	82
43	RESERVA PARA RECOMPRA DE ACCIONES	0	0	0	0
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DE CAPITAL CONTABLE	(1,910,409)	(10)	(6,845,149)	(59)
45	**RESULTADO NETO DEL EJERCICIO**	1,031,592	5	711,168	6

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos) **Impresión Final**

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**2,446,612**	**100**	**1,568,927**	**100**
46	EFECTIVO	111,568	5	214,707	14
47	INVERSIONES TEMPORALES	2,335,044	95	1,354,220	86
18	**CARGOS DIFERIDOS**	**1,985,700**	**100**	**2,143,695**	**100**
48	GASTOS AMORTIZABLES (NETO)	1,567,132	79	1,739,411	81
49	CREDITO MERCANTIL	0	0	19,363	1
50	IMPUESTOS DIFERIDOS	72,548	4	52,070	2
51	OTROS	346,020	17	332,851	16
21	**PASIVO CIRCULANTE**	**4,530,901**	**100**	**4,823,594**	**100**
52	PASIVOS EN MONEDA EXTRANJERA	1,406,964	31	1,994,648	41
53	PASIVOS EN MONEDA NACIONAL	3,123,937	69	2,828,946	59
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO PLAZO	0	0	0	0
56	PORCION CIRCULANTE DE OBLIGACIONES	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**1,615,491**	**100**	**1,647,934**	**100**
57	OTROS PASIVOS CIRCULANTES CON COSTO	79,534	5	94,997	6
58	OTROS PASIVOS CIRCULANTES SIN COSTO	1,535,957	95	1,552,937	94
27	**PASIVO A LARGO PLAZO**	**6,976,807**	**100**	**11,897,455**	**100**
59	PASIVO EN MONEDA EXTRANJERA	6,976,807	100	11,897,455	100
60	PASIVO EN MONEDA NACIONAL	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**4,182,912**	**100**	**4,285,807**	**100**
61	OBLIGACIONES	3,458,355	83	3,491,155	81
62	PAGARE DE MEDIANO PLAZO	724,557	17	794,652	19
30	**OTROS CREDITOS**	**8,249**	**100**	**495,918**	**100**
63	OTROS CREDITOS CON COSTO	8,249	100	495,918	100
64	OTROS CREDITOS SIN COSTO	0	0	0	0
31	**CREDITOS DIFERIDOS**	**4,087,740**	**100**	**3,959,946**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	2,936,552	72	2,550,186	64
67	OTROS	1,151,188	28	1,409,760	36
32	**OTROS PASIVOS**	**0**	**100**	**0**	**100**
68	RESERVAS	0	0	0	0
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(1,910,409)**	**100**	**(6,845,149)**	**100**
70	RESULTADO ACUMULADO POR POSICION MONETARIA	0	0	0	0
71	RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS	(1,910,409)	(100)	(6,845,149)	(100)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	**CONCEPTOS**	**TRIMESTRE AÑO ACTUAL**	**TRIMESTRE AÑO ANTERIOR**
		Importe	**Importe**
72	CAPITAL DE TRABAJO	6,754,893	3,198,932
73	FONDO PARA PENSIONES Y PRIMA DE ANTIGUEDAD	1,151,188	1,409,760
74	NUMERO DE FUNCIONARIOS (*)	177	182
75	NUMERO DE EMPLEADOS (*)	2,522	2,544
76	NUMERO DE OBREROS (*)	4,648	4,486
77	NUMERO DE ACCIONES EN CIRCULACION (*)	607,502,511	506,340,463
78	NUMERO DE ACCIONES RECOMPRADAS (*)	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**6,459,732**	**100**	**5,370,546**	**100**
2	COSTO DE VENTAS	4,600,667	71	4,097,015	76
3	**RESULTADO BRUTO**	**1,859,065**	**29**	**1,273,531**	**24**
4	GASTOS DE OPERACION	422,635	7	354,191	7
5	**RESULTADO DE OPERACION**	**1,436,430**	**22**	**919,340**	**17**
6	COSTO INTEGRAL DE FINANCIAMIENTO	145,725	2	(19,179)	0
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**1,290,705**	**20**	**938,519**	**17**
8	OTRAS OPERACIONES FINANCIERAS	(7,917)	0	27,810	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,298,622**	**20**	**910,709**	**17**
10	PROVISION PARA IMPUESTOS Y P.T.U.	320,519	5	228,154	4
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**978,103**	**15**	**682,555**	**13**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	92,961	1	49,772	1
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,071,064**	**17**	**732,327**	**14**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,071,064**	**17**	**732,327**	**14**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,071,064**	**17**	**732,327**	**14**
19	PARTICIPACION MINORITARIA	39,472	1	21,159	0
20	**RESULTADO NETO MAYORITARIO**	**1,031,592**	**16**	**711,168**	**13**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

TRIMESTRE: **1** AÑO: **2005**

ESTADO DE RESULTADOS
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

CONSOLIDADO

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**6,459,732**	**100**	**5,370,546**	**100**
21	NACIONALES	4,793,175	74	4,300,254	80
22	EXTRANJERAS	1,666,557	26	1,070,292	20
23	CONVERSION EN DOLARES (***)	147,960	2	100,097	2
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**145,725**	**100**	**(19,179)**	**100**
24	INTERESES PAGADOS	202,746	139	277,917	1,449
25	PERDIDA EN CAMBIOS	10,431	7	(103,853)	(541)
26	INTERESES GANADOS	26,535	18	13,256	69
27	GANANCIA EN CAMBIOS	11,671	8	(13,211)	(69)
28	RESULTADO POR POSICION MONETARIA	(29,246)	(20)	(206,434)	(1,076)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	13,236	69
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(7,917)**	**100**	**27,810**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(7,917)	(100)	27,810	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**320,519**	**100**	**228,154**	**100**
32	I.S.R.	320,519	100	222,597	98
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	0	0	5,557	2
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS **CONSOLIDADO**

OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	7,365,226	5,998,288
37	RESULTADO FISCAL DEL EJERCICIO	0	0
38	VENTAS NETAS (**)	28,060,009	18,098,245
39	RESULTADO DE OPERACION (**)	7,969,987	1,423,825
40	RESULTADO NETO MAYORITARIO (**)	6,459,933	(234,808)
41	RESULTADO NETO (**)	6,529,502	(278,684)

(**) INFORMACION ULTIMOS DOCE MESES.

CLAVE DE COTIZACION: HYLSAMX TRIMESTRE: **1** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**6,459,732**	**100**	**5,370,545**	**100**
2	COSTO DE VENTAS	4,600,667	71	4,097,015	76
3	**RESULTADO BRUTO**	**1,859,065**	**29**	**1,273,530**	**24**
4	GASTOS DE OPERACION	422,635	7	354,191	7
5	**RESULTADO DE OPERACION**	**1,436,430**	**22**	**919,339**	**17**
6	COSTO INTEGRAL DE FINANCIAMIENTO	145,725	2	(19,178)	0
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**1,290,705**	**20**	**938,517**	**17**
8	OTRAS OPERACIONES FINANCIERAS	(7,917)	0	27,810	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**1,298,622**	**20**	**910,707**	**17**
10	PROVISION PARA IMPUESTOS Y P.T.U.	320,519	5	228,154	4
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**978,103**	**15**	**682,553**	**13**
12	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	92,961	1	49,772	1
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**1,071,064**	**17**	**732,325**	**14**
14	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**1,071,064**	**17**	**732,325**	**14**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**1,071,064**	**17**	**732,325**	**14**
19	PARTICIPACION MINORITARIA	39,472	1	21,159	0
20	**RESULTADO NETO MAYORITARIO**	**1,031,592**	**16**	**711,166**	**13**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: HYLSAMX TRIMESTRE: **1** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ACTUAL %	TRIMESTRE AÑO ANTERIOR Importe	TRIMESTRE AÑO ANTERIOR %
1	**VENTAS NETAS**	**6,459,732**	**100**	**5,370,545**	**100**
21	NACIONALES	4,793,175	74	4,300,253	80
22	EXTRANJERAS	1,666,557	26	1,070,292	20
23	CONVERSION EN DOLARES (***)	147,960	2	146,935	3
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**145,725**	**100**	**(19,178)**	**100**
24	INTERESES PAGADOS	202,746	139	277,917	1,449
25	PERDIDA EN CAMBIOS	10,431	7	(103,853)	(542)
26	INTERESES GANADOS	26,535	18	13,255	69
27	GANANCIA EN CAMBIOS	11,671	8	(13,211)	(69)
28	RESULTADO POR POSICION MONETARIA	(29,246)	(20)	(206,434)	(1,076)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	13,236	69
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**(7,917)**	**100**	**27,810**	**100**
29	OTROS GASTOS Y (PRODUCTOS) NETO	(7,917)	(100)	27,810	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES PROPIAS	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE INVERSIONES TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**320,519**	**100**	**228,154**	**100**
32	I.S.R.	320,519	100	222,597	98
33	I.S.R. DIFERIDO	0	0	0	0
34	P.T.U.	0	0	5,557	2
35	P.T.U. DIFERIDA	0	0	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE MARZO DE 2005 Y 2004

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**1,071,064**	**732,327**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	277,772	483,879
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICIO**	**1,348,836**	**1,216,206**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(185,891)	(157,954)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**1,162,945**	**1,058,252**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	(6,224)	(350,241)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	(5,966)	(12,776)
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**(12,190)**	**(363,017)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(128,681)**	**(143,497)**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO E INVERSIONES TEMPORALES	1,022,074	551,738
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO DEL PERIODO	1,424,538	1,017,189
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL DEL PERIODO	2,446,612	1,568,927

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**277,772**	**483,879**
13	+ DEPRECIACION Y AMORTIZACION DEL EJERCICIO	375,967	361,272
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA PENSION Y PRIMA DE ANTIGUEDAD	(41,684)	32,635
15	+ (-) PERDIDA (GANANCIA) NETA EN CAMBIOS	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION DE PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(56,511)	89,972
40	+ (-) OTRAS PARTIDAS QUE NO TIENEN QUE VER CON EBITDA	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(185,891)**	**(157,954)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS POR COBRAR	(163,244)	(381,707)
19	+ (-) DECREMENTO (INCREMENTO) EN INVENTARIOS	77,466	(107,679)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS CUENTAS POR COBRAR Y OTROS ACTIVOS	175,822	(132,482)
21	+ (-) INCREMENTO (DECREMENTO) EN PROVEEDORES	(160,537)	165,553
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS PASIVOS	(115,398)	298,361
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**(6,224)**	**(350,241)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A CORTO PLAZO	589	4,752
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A LARGO PLAZO	44,632	49,809
25	+ DIVIDENDOS COBRADOS	0	0
26	+ OTROS FINANCIAMIENTOS	0	0
27	(-) AMORTIZACION DE FINANCIAMIENTOS BANCARIOS	(22,751)	(313,778)
28	(-) AMORTIZACION DE FINANCIAMIENTOS BURSATILES	(20,772)	(82,031)
29	(-) AMORTIZACION DE OTROS FINANCIAMIENTOS	(7,922)	(8,993)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**(5,966)**	**(12,776)**
30	+ (-) INCREMENTO (DECREMENTO) EN EL CAPITAL SOCIAL	(5,966)	(12,776)
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE ACCIONES	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS DE CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(128,681)**	**(143,497)**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES DE ACCS. CON CARACTER PERMANENTE	0	8
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y EQUIPO	(128,448)	(141,043)
36	(-) INCREMENTO EN CONSTRUCCIONES EN PROCESO	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON CARACTER PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS TANGIBLES	0	0
39	+ (-) OTRAS PARTIDAS	(233)	(2,462)

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

RAZONES Y PROPORCIONES

INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	16.58	%	13.64	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	36.98	%	(2.44)	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	18.57	%	(0.86)	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	2.73	%	28.19	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.80	veces	0.56	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.35	veces	0.84	veces
8	ROTACION DE INVENTARIOS (**)	4.31	veces	5.70	veces
9	DIAS DE VENTAS POR COBRAR	47	días	42	días
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	13.46	%	7.08	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	44.35	%	64.03	%
12	PASIVO TOTAL A CAPITAL CONTABLE	0.80	veces	1.78	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	53.76	%	67.17	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	33.66	%	55.47	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	7.08	veces	3.31	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.80	veces	0.88	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	2.49	veces	1.66	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A PASIVO CIRCULANTE	1.57	veces	1.10	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.72	veces	0.39	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	54.00	%	32.53	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A VENTAS NETAS	20.88	%	22.65	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO A VENTAS NETAS	(2.88)	%	(2.94)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION A INTERESES PAGADOS	5.74	veces	3.81	veces
24	FINANCIAMIENTO AJENO A RECURSOS GENERADOS (UTIL.) POR FINAN.	51.06	%	96.48	%
25	FINANCIAMIENTO PROPIO A RECURSOS GENERADOS (UTIL.) POR FINAN.	48.94	%	3.52	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	99.82	%	98.29	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ 10.79		$ (.46)	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .00		$ .00	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ 10.79		$ (.46)	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ .00		$ .00	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ .00		$ .00	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 28.76		$ 19.01	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR EN LIBROS	1.29	veces	.63	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION ORDINARIA (**)	3.44	veces	(25.69)	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A UTILIDAD BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

NOTAS A LOS ESTADOS FINANCIEROS (1)

s44:ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS.	$	(1,469,052)
RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS		(573,250)
IMPUESTO DIFERIDO EN CAPITAL		131,893
TOTAL	$	(1,910,409)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

Resultados al Primer Trimestre 2005

La información contenida en este reporte está basada en información financiera no auditada, y se presenta en pesos constantes (Ps.) con poder adquisitivo del 31 de marzo del año 2005 y en toneladas métricas. Cifras del estado de resultados y el flujo de efectivo se convirtieron a dólares (US$) utilizando el tipo de cambio promedio de cada mes, mientras que cuentas del balance se convirtieron con el tipo de cambio de fin de período.

HECHOS SOBRESALIENTES

* Hylsamex registró un sólido volumen de ventas en 1T05, empujado por un crecimiento de 20% en las exportaciones contra el mismo trimestre de 2004. Los embarques alcanzaron 745,500 toneladas en 1T05, 5% y 3% por debajo del mismo trimestre de 2004 y el trimestre anterior, respectivamente, debido a estacionalidad del primer trimestre y un programa de mantenimiento.

* Los ingresos totalizaron US$573 millones en 1T05. El ingreso por tonelada alcanzó US$769/tonelada en 1T05, que representa un aumento de 31% en relación al mismo periodo de 2004 y una ligera disminución de 4% contra el trimestre previo. La ligera disminución versus el periodo anterior resultó de un cambio desfavorable en mezcla por la mayor exportación, y una reducción en los precios domésticos de productos largos.

* El costo alcanzó US$548/tonelada en 1T05, 23% mayor que el US$446/tonelada obtenido en el mismo trimestre de 2004 y 1% más que el US$543/tonelada registrado en el trimestre anterior. La Compañía ha logrado atenuar significativamente los aumentos en costos de materias primas que han afectado a la industria del acero en general.

* En 1T05, Hylsamex generó EBITDA de US$161 millones, 46% mayor que el EBITDA de US$110 millones de 1T04. El margen de EBITDA alcanzó 28% en 1T05.

* El EBITDA por tonelada alcanzó US$216/tonelada en 1T05, un aumento de 54% en relación al US$140/tonelada logrado en el mismo trimestre de 2004 y una disminución de 15% comparado al US$255/tonelada generado en el trimestre anterior.

* El flujo de efectivo libre de US$100 millones durante 1T05 llevó a una reducción en el apalancamiento: la deuda neta de caja disminuyó US$88 millones durante el trimestre para un saldo de US$458 millones. Las reservas de efectivo alcanzaron US$217 millones, un aumento de US$92 millones desde el final de 2004. La Deuda Neta a EBITDA U12M fue de 0.6x en 1T05; la Cobertura de Intereses U12M mejoró a 10.8x.

* La utilidad neta para 1T05 sumó US$95 millones (Ps.1,071 millones), aumentando 51% en relación a la utilidad neta de US$63 millones (Ps.732 millones) reportada en el mismo periodo de 2004, y disminuyendo 59% de la utilidad neta de US$234 millones (Ps.2,676 millones) del trimestre anterior.

RESUMEN

Durante el primer trimestre de 2005, Hylsamex continuó produciendo excelentes resultados en términos de flujo de efectivo de operación. La Compañía registró

EBITDA de US$161 millones en 1T05, un aumento de 46% en relación al EBITDA de US$110 millones generado en el mismo trimestre de 2004. Hylsamex continúa capitalizando las tendencias favorables en la industrial global del acero, su integración vertical y su moderna planta productiva.

El flujo de efectivo libre de Hylsamex alcanzó US$100 millones en 1T05, más de dos veces la cifra de US$49 millones generada en el mismo trimestre de 2004. Este aumento significativo en el flujo de efectivo libre resultó de una sólida generación de EBITDA, aunada a inversiones en activo fijo y requerimientos de capital de trabajo moderados. Adicionalmente, una tendencia a la baja en los gastos financieros como resultado del proceso de desapalancamiento llevado a cabo en 2004, ha causado una reducción significativa en la carga financiera de Hylsamex, realzando el flujo de efectivo libre.

Los márgenes de utilidad de la Compañía han experimentado una disminución relativamente pequeña, en comparación al trimestre anterior. Dos razones explican esta disminución. En primer lugar, el volumen de ventas bajó, principalmente a causa del programa de mantenimiento en el minimill de la División Aceros Planos durante enero, que redujo la producción en 30 mil toneladas. Además, los volúmenes domésticos lucen menores porque tradicionalmente el primer trimestre del año es menos dinámico y este año en particular Semana Santa ocurrió a fines de marzo. En segundo lugar, como resultado de una mayor exportación y menores precios domésticos de productos largos, el ingreso por tonelada de Hylsamex retrocedió 4% comparado al trimestre anterior. Los fundamentales observados en la industria global del acero y las economías del mundo, así como el robusto modelo de operación de Hylsamex, han permitido que la Compañía muestre niveles atractivos de rentabilidad.

La industria global del acero continúa atravesando un periodo extraordinario. Durante 1T05, los productores de acero alrededor del mundo aceptaron aumentos récord en el costo de sus materias primas. Por ejemplo, en 2005 los precios contractuales para el pélet de mineral de hierro aumentaron 86% mientras que el carbón coquizable subió 119% (1). Mientras que Hylsamex permanece sin impacto alguno por estos aumentos de costos gracias a su integración vertical, estos mayores costos podrían proporcionar un soporte adicional a los precios del acero. Adicionalmente, la industria ha visto algunos de los beneficios de la consolidación -que todavía se encuentra en una etapa inicial- ya que algunos grandes productores en países desarrollados empiezan a favorecer precios en lugar de volúmenes, enfocándose más a administrar la producción y los niveles de inventarios para mantener los precios.

En la región de NAFTA, varios factores clave determinarán los precios del acero en el corto plazo. El importante flujo de importaciones hacia E.U. observado en la segunda mitad de 2004 se redujo durante 1T05. Al subir los precios en Asia y bajar en E.U. durante el trimestre, las oportunidades de arbitraje disminuyeron. La debilidad del dólar estadounidense y los altos costos de transportación también desalentaron la importación. Al mismo tiempo, los inventarios de acero en la región de NAFTA permanecieron altos porque los consumidores habían creado reservas en los últimos meses de 2004. Cuando el exceso de inventarios sea consumido, la demanda de acero podrá rebotar. Los precios de la chatarra cayeron ligeramente durante el trimestre, pero a un precio promedio de US$198/tonelada para 1T05, continuaron por encima de los niveles históricos (2).

La administración de Hylsamex contempla inversiones en activo fijo de hasta US$100 millones en 2005. Aproximadamente 30% serían dirigidas a inversiones

normales, que consisten de reemplazo de equipo, preparación de minas y proyectos de conservación de energía y sustitución de energéticos. El resto sería orientado a inversiones estratégicas para aumentar la capacidad de procesamiento y la red de distribución de la Compañía. Las inversiones estratégicas están sujetas a la aprobación del Consejo. Además, la Compañía planea buscar la aprobación del Consejo y comenzar la construcción de su primera planta a escala industrial Molten Iron Process ("MIP") durante la segunda mitad de 2005. La planta MIP está dirigida a reducir la exposición al gas natural. La planta tendrá una capacidad de producción anual de 250 mil toneladas de hierro fundido, con una inversión inicial de aproximadamente US$40 millones.

Hylsamex permanece prudentemente optimista para lo que resta de 2005. La Compañía está bien posicionada para capitalizar las tendencias existentes de la industria, tanto en términos de precios como en volúmenes. En relación a los volúmenes, la Compañía está observando continuidad en el dinamismo del sector de la construcción en México, y está encontrando oportunidades de exportación a precios atractivos. Además se espera una estabilidad en márgenes, considerando la integración vertical de Hylsamex que la protege de impactos en costos de materias primas, así como el programa efectivo de coberturas de gas natural que atenúa aumentos potenciales en los precios de energéticos.

Las tendencias de oferta y demanda en economías relevantes como las de China y E.U., así como el costo de energéticos, permanecen como variables importantes que pueden afectar el desempeño futuro de la Compañía.

FLUJO DE EFECTIVO LIBRE

Hylsamex generó un flujo de efectivo libre de US$100 millones en 1T05, más de dos veces los US$49 millones registrados en el mismo trimestre de 2004, pero debajo de los US$128 millones obtenidos en el trimestre anterior. Menores gastos financieros y requerimientos de capital de trabajo realzaron la generación de flujo de efectivo libre en 1T05. Como resultado de la mejora en rentabilidad, Hylsamex realizó mayores pagos de impuestos en 1T05 porque la Compañía comenzó a hacer pagos provisionales de impuesto sobre la renta. Sin embargo, con la utilización de créditos del impuesto al activo en la declaración anual de 2005, la carga fiscal de 2005 de la Compañía se reducirá en inicios de 2006 a través de una devolución de impuestos.

Hylsamex S.A. de C.V. & Subs.
US$ Millones

	1T05	1T04	4T04
EBITDA	161	110	195
(+) Alfa Pago Corporativo (1)	8	0	8
(-) Impuestos Pagados	(19)	(10)	(7)
(-) Gasto Financiero Neto	(16)	(23)	(18)
(-) Capital de Trabajo Neto	(23)	(15)	(34)
(-) Inversiones Activo Fijo	(13)	(13)	(15)
(=) Flujo de Efectivo Libre	100	49	128

(1) Para proveer comparabilidad, el pago corporativo se adiciona.

Durante 1T05, Hylsamex generó suficiente flujo de efectivo libre para realizar el pago de dividendo por US$100 millones el 13 de abril de 2005.

VOLUMEN DE VENTAS

Hylsamex registró un volumen de ventas de 745,500 toneladas durante 1T05, 5% o 42,300 toneladas menores que las 787,800 toneladas del mismo trimestre de 2004 y 3% o 19,300 toneladas menores que las 764,800 toneladas del trimestre previo. La disminución contra el trimestre previo se debe principalmente a menores ventas de alambrón y productos planos (incluye productos recubiertos y tubulares). La ligera baja en volúmenes de productos planos resultó del programa de mantenimiento llevado a cabo durante enero. Una menor venta de palanquilla, un producto semi-terminado, y alambrón causó la mayoría de la reducción en volumen en la comparación con el mismo trimestre de 2004.

El volumen de ventas doméstico totalizó 556,600 toneladas en 1T05, 12% o 73,200 toneladas menor que las 629,800 toneladas del mismo trimestre de 2004 y 5% o 28,200 toneladas menor que las 584,800 toneladas del trimestre anterior. Ambas disminuciones fueron causadas principalmente por menor tonelaje vendido de productos planos y alambrón. La reducción contra el mismo trimestre de 2004 también fue causada por menores volúmenes de palanquilla. La demanda doméstica para los productos de Hylsamex permanece sólida; durante 1T05, los volúmenes domésticos lucen menores porque tradicionalmente el primer trimestre del año es menos dinámico y este año en particular Semana Santa ocurrió a fines de marzo en lugar de abril.

Hylsamex registró un sólido volumen de exportación de nuevo en 1T05, empujado principalmente por un fuerte aumento en la exportación de productos planos durante marzo. Hylsamex ha visto un alza en la demanda de acero plano de varios países asiáticos y la región de NAFTA. La Compañía continúa percibiendo oportunidades de exportación con precios atractivos para los siguientes meses. La División Aceros Planos opera el Molino #1 para completar la mayoría de estas órdenes de exportación.

Las exportaciones en 1T05 alcanzaron 188,900 toneladas, 20% o 30,900 toneladas superiores a las 158,000 toneladas exportadas en el mismo trimestre de 2004 y 5% o 8,900 toneladas mayores que las 180,000 toneladas del trimestre anterior. Las variaciones se explican principalmente por cambios en el volumen de exportación de productos planos, que aumentó 23% o 31,400 toneladas en relación al mismo trimestre de 2004 reflejando una demanda de acero robusta a nivel mundial, y crecieron 9% o 14,300 toneladas contra el trimestre anterior. Los precios de exportación en 1T05 calculados en dólares nominales aumentaron 35% contra el mismo trimestre de 2004 pero disminuyeron 6% comparados con el trimestre anterior. La última cifra se debió a una ligera reducción en los precios internacionales, especialmente los precios en E.U., mientras que la primera resultó de la tendencia positiva en los precios internacionales del acero en el año. Con el impulso de fuertes volúmenes y precios, Hylsamex generó ingresos de exportación de US$148 millones en 1T05, 61% mayor que el ingreso de exportación obtenido en el mismo trimestre de 2004 y 3% menor al registrado en el trimestre previo.

INGRESO

Hylsamex registró una sólida generación de ingresos en 1T05. Hylsamex tuvo ingresos por US$573 millones (Ps.6,460 millones) en 1T05, 24% mayores que los US$461 millones (Ps.5,371 millones) alcanzados en el mismo trimestre de 2004 y 7% menores que los US$615 millones (Ps.7,078 millones) obtenidos en el

trimestre anterior. Comparado al trimestre anterior, se observó una ligera disminución debido a un menor volumen de ventas y una pequeña reducción en el ingreso por tonelada.

El ingreso por tonelada de Hylsamex en 1T05 alcanzó US$769/tonelada, que consiste de un precio promedio de acero de US$732/tonelada y de un US$37/tonelada de contribución de otros ingresos relacionados con el acero. El ingreso por tonelada de Hylsamex de US$769/tonelada para 1T05 representa un notable aumento de 31% o US$184/tonelada en relación al US$585/tonelada logrado en el mismo trimestre de 2004 y refleja una ligera disminución de 4% o US$35/tonelada comparado con el US$804/tonelada obtenido en el trimestre previo. Hylsamex registró un excelente nivel de precios en casi todas las categorías de productos, pero se observó una ligera reducción en el ingreso por tonelada en relación al trimestre anterior. La ligera reducción fue causada principalmente por tres factores: una mezcla de productos menos rica debido a mayores exportaciones, una disminución marginal en el ingreso de exportación originada por menores precios en E.U. durante el trimestre, y menores precios de productos largos en el mercado Mexicano.

COSTO DE VENTAS

Hylsamex continúa operando a altos niveles de utilización para hacer frente a una fuerte demanda de acero. En 1T05, la ventaja en costo de Hylsamex por su integración vertical persistió, permitiendo a la Compañía registrar solamente un aumento ligero en su costo por tonelada en comparación al trimestre anterior. La Compañía sigue produciendo fierro esponja a capacidad máxima, suministrando 100% de los requerimientos de mineral de hierro desde sus propias minas.

Como una señal de una demanda que permanece robusta, el Molino #1 de la División Aceros Planos (la planta principal de productos planos utilizada antes de la modernización de mediados de los 1990s) produjo 121,700 toneladas durante 1T05, el nivel de producción más alto desde el segundo trimestre de 2000. El Molino #1 le permitió a Hylsamex aprovechar las oportunidades de exportación y compensar parcialmente las 30 mil toneladas de producción perdidas por el programa de mantenimiento del minimill, llevado a cabo durante enero. La producción en el Molino #1 es totalmente en una base de costo variable (v.g. no se incide en costos fijos) y se arranca y se detiene fácilmente cuando se requiere.

En 1T05, Hylsamex incurrió en costos de chatarra similares al trimestre anterior, con una reducción en el costo de la chatarra importada. El mercado de chatarra permaneció apretado durante 1T05, con los precios de chatarra en E.U. oscilando alrededor de US$200/tonelada (2). En lo que va de 2T05, al 15 de abril de 2005, el precio de la chatarra se sitúa en US$216/tonelada. Como resultado de un alto precio de la chatarra y a pesar del alto costo del gas natural, la competitividad de Hylsamex basada en el fierro esponja persistió y la producción de fierro esponja continuó. En 1T05, Hylsamex utilizó 2% menos fierro esponja que en el trimestre anterior. La Compañía llevó a cabo un programa de mantenimiento en la planta de fierro esponja en Puebla durante el trimestre. El paro fue programado durante el invierno, cuando los precios de gas natural normalmente son más altos, para disminuir el consumo de este hidrocarburo.

El costo de ventas para 1T05 totalizó US$408 millones (Ps.4,601 millones), 16% superior a los US$352 millones (Ps.4,097 millones) registrados en el mismo

trimestre de 2004 y 2% menor que los US$415 millones (Ps.4,776 millones) del trimestre anterior. La disminución en el costo de ventas versus el trimestre anterior ocurrió principalmente por un menor volumen de ventas. El incremento contra el mismo trimestre de 2004 resultó de aumentos en el costo de la chatarra, energéticos y acero comprado a terceros para las operaciones de recubiertos.

El costo por tonelada para 1T05 llegó a US$548/tonelada, US$102/tonelada o 23% mayor que el US$446/tonelada alcanzado en el mismo trimestre de 2004 y US$5/tonelada o 1% superior al US$543/tonelada registrado en el trimestre anterior. El costo por tonelada aumentó US$102/tonelada versus el mismo trimestre de 2004 y se explica por aumentos de US$81/tonelada y US$21/tonelada en el costo variable y fijo por tonelada, respectivamente. El aumento en el costo variable fue causado por mayores costos de energéticos y de la chatarra, así como mayor costo del acero comprado a terceros para las operaciones de recubiertos. El aumento en el costo fijo por tonelada fue producido por gastos de mantenimiento mayores en 1T05 y un menor prorrateo de costos fijos causado por menor volumen de ventas. El aumento de US$5/tonelada en el costo por tonelada contra el trimestre anterior fue causado en su totalidad por un incremento en el costo variable, porque el costo fijo por tonelada permaneció sin cambios. El mayor costo de la electricidad y mayor costo por acero comprado a terceros explican el aumento en el costo variable. En seguida se presenta una explicación del comportamiento durante el trimestre de los elementos importantes del costo de ventas:

Energéticos: El costo efectivo de gas natural para Hylsamex durante 1T05 alcanzó US$5.32/MMBtu (que corresponde a un precio de referencia promedio de US$5.77/MMBtu en el sur de Texas), cifra que es 3% mayor que el US$5.15/MMBtu registrado en el mismo trimestre de 2004 y 6% menor al US$5.64/MMBtu observado en el trimestre anterior. Los ahorros contra los precios de mercado son el resultado del programa existente de coberturas financieras. La Compañía continuamente está monitoreando y estudiando el mercado de gas natural para administrar su exposición a este insumo. A la fecha de este reporte, las coberturas de gas natural comprenden las siguientes posiciones:

2005
* El precio de sur de Texas para abril de 2005 fue fijado en US$6.65/MMBtu. Como resultado de las coberturas financieras existentes, el costo para Hylsamex de los primeros 200 contratos de consumo de gas natural en este mes será aproximadamente US$5.005/MMBtu. El consumo de abril en exceso de 200 contratos tendrá un costo a precio de mercado.
* Abril a diciembre de 2005: 32% de las necesidades cubiertas con un swap a US$4.28/MMBtu, con un techo en US$6.70/MMBtu.
* Abril a agosto de 2005: un 32% adicional de los requerimientos cubiertos con un swap a US$5.86/MMBtu. Cuando el precio de mercado fluctúe entre US$4.50/MMBtu y US$5.73/MMBtu, la Compañía pagará el precio de mercado prevaleciente más US$0.13/MMBtu. El swap tiene un techo en US$7.70/MMBtu.
* Septiembre a diciembre de 2005: un 32% adicional de los requerimientos cubiertos con un swap a US$5.73/MMBtu. Cuando el precio de mercado fluctúe entre US$4.90/MMBtu y US$5.73/MMBtu, la Compañía pagará el precio de mercado prevaleciente. El swap tiene un techo en US$7.70/MMBtu.

La gráfica adyacente describe el costo de gas natural de Hylsamex de mayo a diciembre de 2005, incluyendo el efecto combinado de las coberturas financieras mencionadas arriba. La gráfica también muestra el precio promedio y alto-bajo de futuros de mayo a diciembre de 2005, al cierre de los precios de futuros del 18 de abril de 2005.

2007
La Compañía vendió un swaption a US$4.20/MMBtu por 32% de los requerimientos del año.

Nota: Mientras que algunas de las coberturas financieras de la Compañía están referenciadas al precio del gas natural de NYMEX, todas las coberturas financieras de la Compañía descritas arriba se muestran a su precio equivalente del Sur de Texas, que en 2004 fue US$0.30/MMBtu menor que el precio de NYMEX, en promedio.

El costo de la electricidad para 1T05 fue de US¢4.73/Kwh, 19% más alto que el US¢3.96/Kwh registrado en el mismo trimestre de 2004 y 4% mayor que el US¢4.56/Kwh observado en el trimestre anterior. La variación contra ambos trimestres fue causada por las alzas en los precios internacionales de los hidrocarburos.

Carga Metálica: El costo ponderado de la carga metálica en 1T05 aumentó US$39/tonelada con respecto al mismo trimestre de 2004 y fue US$10/tonelada menor al obtenido en el trimestre anterior. En la comparación contra el mismo trimestre de 2004, el aumento en el costo de la carga metálica fue atribuido esencialmente a un mayor costo de la chatarra doméstica y en menor grado a un aumento en el costo del fierro esponja. La caída en el costo de la carga metálica versus el trimestre anterior resultó de un menor costo de la chatarra importada y una ligera disminución en el costo del fierro esponja.

En 1T05, el costo del fierro esponja aumentó US$15/tonelada contra el mismo trimestre de 2004, y disminuyó ligeramente US$5/tonelada versus el trimestre anterior. La baja volatilidad se debe a la estabilidad relativa en el costo del gas natural para Hylsamex, que permaneció alrededor de US$5.50/MMBtu en 2004, en parte como resultado de la estrategia de cobertura de la Compañía. Desde fines de 2003, el fierro esponja ha recuperado su competitividad comparado con la chatarra, debido a los altos precios de ésta última. Por consiguiente, la posición competitiva de Hylsamex ha sido realzada en comparación a productores de acero que están menos integrados en sus procesos productivos.

El costo de la mezcla de chatarra de Hylsamex ha permanecido relativamente alto en relación a años anteriores, como señal de lo apretado que se encuentra el mercado de chatarra de acero. En 1T05, el costo para Hylsamex de su mezcla de chatarra doméstica aumentó US$77/tonelada contra el mismo trimestre de 2004, y registró una alza de US$1/tonelada comparado con el trimestre anterior.

Durante 1T05, el costo para Hylsamex de su mezcla de chatarra importada disminuyó US$17/tonelada versus el mismo trimestre de 2004. En la comparación contra el trimestre anterior, el costo de la chatarra importada se redujo en US$22/tonelada. Estas reducciones se relacionan a menores precios de la chatarra en E.U., que se debilitaron ligeramente en 1T05 en relación a trimestres anteriores. Sin embargo, los precios de la chatarra permanecen relativamente altos, sostenidos por la fuerte demanda mundial de acero.

GASTOS DE OPERACIÓN

Los gastos de operación para 1T05 alcanzaron US$38 millones (Ps.423 millones), 23% mayores que los US$30 millones (Ps.354 millones) registrados en el mismo

trimestre de 2004 y 5% superiores a los US$36 millones (Ps.411 millones) reportados en el trimestre anterior. En la comparación contra el mismo trimestre de 2004, se observó un aumento transitorio en los gastos de operación, porque Hylsamex reanudó el pago por servicios corporativos a su empresa controladora Alfa. El pago de Hylsamex para 1T05 totalizó US$8 millones, idéntico al pago del trimestre previo. La razón de gastos de operación a ventas alcanzó a 6.5% en 1T05, ligeramente menor que el 6.6% observado en el mismo trimestre de 2004 y mayor que el 5.8% del trimestre anterior.

UTILIDAD DE OPERACION Y EBITDA

Hylsamex continuó generando una muy buena rentabilidad operativa. Durante 1T05, la utilidad de operación totalizó US$127 millones (Ps.1,436 millones), US$48 millones mayor que los US$79 millones (Ps.919 millones) obtenidos en el mismo trimestre de 2004 y US$37 millones menor que los US$164 millones (Ps.1,890 millones) logrados en el trimestre anterior. El margen operativo de Hylsamex para 1T05 alcanzó 22%, por encima del 17% obtenido en el mismo trimestre de 2004 y ligeramente menor que el 27% registrado en el trimestre anterior.

Hylsamex reportó un excelente nivel de EBITDA en 1T05. El EBITDA en 1T05 de US$161 millones (Ps.1,812 millones) fue 46% mayor a los US$110 millones (Ps.1,281 millones) conseguidos en el mismo trimestre de 2004 y fue 17% menor a los US$195 millones (Ps.2,244 millones) generados en el trimestre anterior. El margen de EBITDA de Hylsamex alcanzó 28% durante 1T05, mayor al margen de EBITDA de 24% obtenido en el mismo trimestre de 2004 y menor al 32% registrado en el trimestre previo. En una base por tonelada, el EBITDA alcanzó US$216/tonelada en 1T05, US$76/tonelada mayor que el US$140/tonelada obtenido en el mismo trimestre de 2004 y US$39/tonelada menor al US$255/tonelada logrado en el trimestre previo.

La rentabilidad operativa permaneció en niveles muy buenos, explicados por el ambiente prevaleciente de los precios del acero y la integración vertical de Hylsamex que ayudó a registrar costos relativamente estables. Comparado al trimestre anterior, se observó una ligera disminución en rentabilidad tanto en márgenes como en términos absolutos. Esta reducción se explica por la reducción de 3% en volumen vendido, mayores exportaciones que llevan un menor margen, y menores precios domésticos en productos largos. En la comparación contra el mismo trimestre de 2004, Hylsamex se benefició tanto de los mayores precios como de su posición privilegiada como un minimill eficiente y verticalmente integrado, que le permitió ampliar sus márgenes de utilidad más que otros productores de acero porque los costos unitarios de la Compañía aumentaron en un menor grado.

RESULTADO INTEGRAL DE FINANCIAMIENTO (RIF)

Hylsamex registró en 1T05 un costo financiero neto de US$13 millones (Ps.146 millones), que se compara con una ganancia financiera neta de US$1 millón (Ps.19 millones) registrada en el mismo trimestre de 2004 y un costo financiero neto de US$1 millón (Ps.14 millones) reportado en el trimestre previo. Las variaciones en el RIF observadas en los trimestres de comparación tienen qué ver principalmente con las fluctuaciones significativas en la paridad Peso-dólar y su efecto sobre la deuda de Hylsamex que casi en su totalidad está contratada en la divisa estadounidense. Contra ambos periodos

de comparación, Hylsamex también registró una menor ganancia por posición monetaria en 1T05, derivada de menor inflación y una reducción en la deuda, cuentas por pagar de largo plazo y pasivo laboral. En 1T05, la Compañía siguió experimentando unas reducciones significativas en sus gastos financieros netos en relación a ambos periodos de comparación, como resultado del proceso de desapalancamiento y refinanciamiento llevado a cabo en 2004. El gasto financiero neto para 1T05 disminuyó 31% o US$7 millones comparado al mismo trimestre de 2004 y bajó 13% o US$2 millones versus el trimestre anterior.

RESULTADO NETO CONSOLIDADO

La utilidad neta para 1T05 sumó US$95 millones (Ps.1,071 millones), aumentando 51% en relación a la utilidad neta de US$63 millones (Ps.732 millones) reportada en el mismo periodo de 2004, y disminuyendo 59% de la utilidad neta de US$234 millones (Ps.2,676 millones) del trimestre anterior. La utilidad neta aumentó con respecto al mismo trimestre de 2004 principalmente por una mayor utilidad de operación, que fue disminuida en parte por mayores impuestos a cargo y costo financiero neto. La reducción en la utilidad neta en la comparación contra el trimestre anterior fue causada principalmente por mayores impuestos a cargo y menor utilidad de operación. En la comparación contra el trimestre anterior, Hylsamex reconoció impuestos a cargo en 1T05 en lugar de la ganancia por impuestos de 4T04, que resultó primordialmente de la cancelación de reservas contra activos de impuestos. Estas reservas fueron creadas en el pasado, cuando la Compañía estimaba que no podría aprovechar los escudos fiscales que había acumulado; dada la mejora en rentabilidad observada en 2004, la Compañía canceló dichas reservas en 4T04.

Integración de la Utilidad (Pérdidad) Neta
Millones de Pesos Constantes al 31 de marzo de 2005

1T05

Utilidad de Operación	1,436.4
Costo Integral de Financiamiento	(145.7)
Otros ingresos (gastos) y partidas especiales	7.9
Impuestos, Causados y Diferidos	(320.5)
Participación en resultados de asociadas	93.0
Utilidad Neta Consolidada en 1T05	1,071.1

DEUDA NETA Y OTROS RUBROS

VARIACIÓN DE LA DEUDA NETA EN 1T05

Deuda Neta de Caja: La deuda neta de Hylsamex al 31 de marzo de 2005 alcanzó US$458 millones, US$88 millones o 16% menor que el saldo de US$546 millones que se tenía el 31 de diciembre de 2004. La reducción se obtuvo principalmente mediante generación de flujo libre de efectivo, que le permitió a la Compañía aumentar sus reservas de efectivo en US$92 millones durante el trimestre.

Impuestos Pagados: Los impuestos pagados durante 1T05 ascendieron a US$19 millones, US$9 millones y US$12 millones mayores que los montos pagados en el mismo trimestre de 2004 y el trimestre previo, respectivamente. Como resultado de la mejora en rentabilidad, Hylsamex realizó mayores pagos de impuestos en 1T05 porque la Compañía comenzó a hacer pagos provisionales de impuesto sobre la renta. Sin embargo, con la utilización de créditos del impuesto al activo

en la declaración anual de 2005, la carga fiscal de 2005 de la Compañía se reducirá en inicios de 2006 a través de una devolución de impuestos. Al 31 de marzo de 2005, la Compañía mantiene US$88 millones y US$130 millones en pérdidas fiscales pendientes de amortizar y créditos de impuesto al activo, respectivamente. Las pérdidas fiscales pendientes de amortizar pueden utilizarse para reducir utilidades fiscales futuras y en consecuencia, disminuir el impuesto sobre la renta causado. Adicionalmente, si el impuesto sobre la renta causado es mayor que el impuesto al activo, los créditos de impuesto al activo se pueden utilizar para reducir los pagos de impuesto sobre la renta al nivel del impuesto al activo. Debido a que la mayoría de las pérdidas fiscales pendientes de amortizar pertenecen a empresas no operadoras, la administración no prevé el uso inmediato de estas pérdidas fiscales durante 2005.

Durante el segundo trimestre de 2005, la Compañía pagará US$31 millones relacionados con la participación de los trabajadores en las utilidades de la empresa, generada durante 2004.

Capital de Trabajo Neto (CTN): Durante 1T05, el CTN representó un uso de efectivo de US$23 millones, que se compara con los usos de efectivo de US$15 millones y US$34 millones del mismo trimestre de 2004 y el trimestre anterior, respectivamente. En 1T05, la Compañía dirigió fondos principalmente a cuentas por cobrar y por pagar; una reducción temporal en los inventarios de materia prima en Hylsa y Galvak produjo una menor fuente de efectivo en la cuenta de inventarios de Hylsamex.

Inversiones en Activo Fijo: Las inversiones en activo fijo sumaron US$13 millones en 1T05, similares a las inversiones realizadas en el mismo trimestre de 2004 y que representan una ligera disminución de US$2 millones en relación a las inversiones efectuadas en el trimestre anterior. Galvak invirtió US$4 millones, mientras que las inversiones de Hylsa totalizaron US$9 millones; las inversiones de Hylsa fueron destinadas principalmente a inversiones normales en acero básico, así como para aumentar la capacidad de producción de concentrado en la mina de Peña Colorada.

Variación de la Deuda
Millones de US$

Deuda neta al 31 de diciembre de 2004	546.4
Generación de efectivo	(160.8)
Inversión en capital de trabajo operativo	22.7
Otras partidas (1)	(6.6)
Servicios Holding Alfa	8.4
Intereses acumulados	16.6
Impuestos	18.5
Inversión en activo fijo	12.6
= Deuda neta al 31 de marzo de 2005	457.8

(1) Principalmente pasivo laboral.

LIQUIDEZ Y RESERVAS DE EFECTIVO

Hylsamex continuó con una excelente liquidez durante 1T05. El fuerte flujo de efectivo libre aumentó las reservas de efectivo, que alcanzaron US$217 millones al 31 de marzo de 2005, un incremento de US$82 millones en relación al saldo de US$135 millones a fines del mismo trimestre de 2004 y US$92

millones mayores que el saldo de US$125 millones al final del trimestre anterior. La Línea de Crédito Revolvente de Hylsa de US$60 millones, que fue otorgada para apoyar los requerimientos de capital de trabajo, no ha sido utilizada.

RAZONES FINANCIERAS CLAVE

La reducción significativa en la deuda neta alcanzada durante el trimestre, permitieron una mejora adicional en las razones financieras de Hylsamex. La Compañía registró una razón de Deuda Neta a EBITDA U12M de 0.6x a fines del 1T05, una disminución de los 3.9x y 0.7x observados en el trimestre comparable de 2004 y el trimestre anterior, respectivamente. La cobertura de intereses (EBITDA U12M a gastos financieros netos U12M) mejoró de manera similar a 10.8x al final del 1T05, comparada con 2.5x en el mismo trimestre de 2004 y 9.3x en el trimestre previo.

PARTICIPACIÓN EN RESULTADOS DE COMPAÑÍAS ASOCIADAS (SIDOR)

La participación minoritaria de Hylsamex en Amazonia generó una utilidad de US$8 millones (Ps.93 millones) en 1T05, que se compara con las utilidades de US$4 millones (Ps.50 millones) y US$31 millones (Ps.356 millones) registradas en el trimestre comparable de 2004 y el trimestre previo, respectivamente. La variación versus el trimestre anterior se debe principalmente a partidas extraordinarias (cancelación de reservas por deterioro de activos) registradas en 4T04 que no fueron repetidas en el primer trimestre de 2005. La comparación contra el mismo trimestre de 2004 muestra niveles similares, y sigue reflejando una buena rentabilidad operativa como resultado de los fundamentales favorables en el mercado global del acero, la posición de la empresa como uno de los productores de acero de más bajo costo en el mundo con integración vertical, y su posición geográfica privilegiada que le permite suministrar eficientemente acero a los mercados domésticos y de exportación.

HECHOS RECIENTES

HYLSA REFINANCIA BONO CON VENCIMIENTO 2007

El 6 de abril de 2005, Hylsamex informó que su subsidiaria Hylsa, S.A. de C.V. ("Hylsa") ha llamado la totalidad de su Bono 9 1/4% 2007. El 12 de mayo de 2005, Hylsa pagará a los tenedores del Bono aproximadamente US$141 millones, que representan US$139 millones de principal y US$2 millones de prima por recompra anticipada. Adicionalmente, la Compañía pagará intereses acumulados a la fecha de pago. Hylsa utilizará financiamiento bancario de mediano plazo, obtenido bajo condiciones más favorables, para realizar este pago anticipado.
Notas
1. Referencias: precio contractual de CVRD para pélet de mineral de hierro; precio contractual a Japón de BHP para carbón coquizable.
2. Precio de chatarra "Heavy Melting #1", promedio de Pittsburgh, Chicago y Philadelphia; American Metal Market.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza.

Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS
AL 31 DE MARZO DE 2005 COMPARATIVOS CON 2004

Millones de pesos de poder adquisitivo del 31 de marzo de 2005
(excepto que se indique otra denominación)

1. ACTIVIDADES DE LAS COMPAÑIAS

Hylsamex, S. A. de C. V. (HYLSAMEX), subsidiaria de Alfa, S. A. de C. V. (ALFA), es una de las empresas productoras de acero más grandes de México y líder en su mercado.

HYLSAMEX desarrolla sus actividades por si misma y a través de empresas subsidiarias, de las que es propietaria de la mayoría de las acciones comunes representativas de sus capitales sociales, y de una empresa asociada, en la que tiene influencia significativa en su administración, pero sin llegar a tener control.

Al 31 de diciembre las principales subsidiarias y asociada son:

	% de tenencia (a)	
	2005	2004
Hylsa, S. A. de C. V. (HYLSA) y subsidiarias:	100	100
Hylsa Puebla, S. A. de C. V.	100	100
Hylsa Norte, S. A. de C. V.	100	100
Consorcio Minero Benito Juárez		
Peña Colorada, S. A. de C. V. (Peña Colorada) (b)	51	51
Peña Servicios, S. A. de C. V.	100	100
Las Encinas, S. A. de C. V.	100	100
Comercializadora Las Encinas, S. A. de C. V.	100	100
Aceros Prosima, S. A. de C. V.	100	100
Prosima Servicios, S. A. de C. V.	100	100
Materiales y Aceros Masa, S. A. de C. V.	100	100
Técnica Industrial, S. A. de C. V.	100	100
Química Técnica Avanzada, S. A. de C. V.	100	100
Transamerica E. & I., Corp.	100	100
Ferropak Servicios, S. A. de C. V.	100	100
Ferropak Comercial, S. A. de C. V.	100	100
Galvak, S. A. de C. V. (GALVAK) y subsidiarias:	100	100
Galvak Servicios S. A. de C. V.	100	100
Metal Building Solutions, S. A. de C. V.	100	100
Galvacer America, Inc.	100	100
Galvacer Chile, S. A.	100	100
Galvacer Costa Rica, S.A.	100	100
Galvacer Servicios, S. A. de C. V.	100	100
Acerex, S. A. de C. V.	51	51
Acerex Servicios, S. A. de C. V.	100	100
Ferropción, S. A. de C. V. (Ferropción) (c)	100	100
Galvamet América Corp. (d)	100	100
Hylsa Latin, LLC. (Hylsa Latin) y asociadas:	100	100
Consorcio Siderurgia Amazonia, Ltd. (Amazonia) (e)	12	37
Siderúrgica del Orinoco, C. A. (Sidor)	60	60

Express Anáhuac Operadora, S. A. de C. V.	100	100
Express Anáhuac Inmobiliaria, S. A. de C. V.	100	100
Express Anáhuac Servicios, S. A. de C. V.	100	100
Express Anáhuac, S. A. de C. V.	100	100

(a) % de tenencia que HYLSAMEX tiene en las sub-controladoras y % de tenencia que éstas tienen en sus subsidiarias y asociada.

(b) En noviembre de 2004 los accionistas de Peña Colorada ratificaron la escisión de la compañía sujeta a obtener la autorización de los acreedores, la cual se encuentra en proceso a la fecha de emisión de estos estados financieros.

(c) A partir de junio de 2004 Ferropción dejó de operar; sus actividades serán llevadas a cabo por otras partes relacionadas.

(d) El 14 de septiembre de 2004 se constituyó Galvamet America Corp., cuya principal actividad consiste en la fabricación de paneles para la industria de la construcción.

(e) Hasta junio de 2003, Amazonia era propietaria del 70% del capital común de Sidor, empresa venezolana. Sin embargo, con motivo de la reestructura bancaria de Amazonia y de Sidor, a partir de esa fecha Amazonia posee el 60% del capital social de Sidor

2. RESUMEN DE POLITICAS DE CONTABILIDAD SIGNIFICATIVAS

Los estados financieros consolidados incluyen los de HYLSAMEX y los de todas sus subsidiarias.

Los estados financieros que se acompañan fueron preparados de acuerdo con principios de contabilidad generalmente aceptados, aplicando en forma integral las disposiciones normativas relativas al reconocimiento de los efectos de la inflación en la información financiera. Consecuentemente todos los estados financieros, incluyendo los de ejercicios anteriores que se presentan para fines comparativos, se expresan en pesos constantes de poder adquisitivo del 31 de marzo de 2005.

La preparación de la información financiera de acuerdo con principios de contabilidad generalmente aceptados, requiere que la administración haga estimaciones y considere supuestos que afectan las cifras del estado de situación financiera y los montos incluidos en el estado de resultados del período; los resultados reales pueden diferir de las estimaciones consideradas.

Los índices (Indice Nacional de Precios al Consumidor - INPC) más importantes utilizados para reconocer los efectos de la inflación general en la información financiera fueron: 113.437, 108.727 y 104.3115 al 31 de marzo de 2005, 2004 y 2003, respectivamente (segunda quincena de junio 2002 = 100).

A continuación se resumen las políticas de contabilidad más importantes:

a. Valores de realización inmediata

Estos valores se expresan a su valor de mercado. Las diferencias entre el monto a la fecha de inversión y la del estado de situación financiera, se reconocen en resultados dentro del resultado integral de financiamiento.

b. Inventarios y costo de ventas

Los inventarios se expresan a su costo estimado de reposición, principalmente con base en los últimos precios de compra y costos de producción del ejercicio, sin que excedan a su valor de mercado.

El costo de ventas se determina con base en los costos estimados de reposición de las fechas en que se efectuaron las ventas.

c. Inversión en acciones de asociada

Las acciones de empresas asociadas se presentan valuadas por el método de participación. Conforme a este método, el costo de adquisición de las acciones se modifica por la parte proporcional de los cambios en las cuentas del capital contable de las emisoras, posteriores a la fecha de compra.

d. Dilución en asociada

El efecto de dilución en asociada (disminución en el porcentaje de control) se reconoce formando parte del capital contable, directamente en la cuenta de utilidades acumuladas, en el ejercicio en el cual ocurren las transacciones que originan dichos efectos. El efecto de dilución se determina al comparar el valor contable de la inversión en acciones con base en la participación antes del evento de dilución contra dicho valor contable considerando la participación después del evento mencionado.

e. Inmuebles, maquinaria, equipo y depreciación

Los inmuebles, maquinaria y equipo y su correspondiente depreciación acumulada se expresan a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC, excepto por la maquinaria y equipo de procedencia extranjera, cuyo valor se actualiza aplicando el índice de inflación general del país de origen a los montos correspondientes en moneda extranjera y convirtiendo esos montos a pesos al tipo de cambio vigente a la fecha de cierre.

La depreciación se calcula por el método de línea recta con base en las vidas útiles de los activos estimadas por las empresas.

El resultado integral de financiamiento de pasivos contraídos para construcciones en proceso, se capitaliza como parte de estos activos hasta que inician su operación.

f. Cargos diferidos

Este rubro se expresa a su valor actualizado mediante la aplicación al costo histórico de factores derivados del INPC e incluye principalmente gastos por colocación de deuda, costos relativos al desarrollo e implantación de sistemas computacionales integrados y gastos preoperativos, los cuales están sujetos a amortización y también se incluye excesos de costo sobre valor contable de acciones de subsidiarias y asociadas los cuales están sujeto a pruebas de deterioro.

g. Otro activo

Este concepto incluye un activo intangible derivado de las remuneraciones al retiro.

h. Reconocimiento de ingresos

Las compañías reconocen sus ingresos al entregar los productos a sus clientes y facturarlos. Los ingresos y las cuentas por cobrar se registran netos de estimaciones para devoluciones y cuentas de cobro dudoso, respectivamente.

i. Transacciones en divisas y diferencias cambiarias

Los activos y pasivos monetarios en divisas, principalmente dólares americanos (US$), se expresan en moneda nacional al tipo de cambio vigente a la fecha de cierre. Las diferencias cambiarias derivadas de las fluctuaciones en el tipo de cambio entre la fecha en que se concertaron las transacciones y la de su liquidación o valuación a la fecha del estado de situación financiera, se registran dentro del resultado integral de financiamiento.

j. Estimación de remuneraciones al retiro y de remuneraciones al término de la relación laboral

Los planes de remuneraciones al retiro (jubilaciones, gastos médicos y primas de antigüedad), tanto formales como informales, así como las remuneraciones al término de la relación laboral se reconocen como costo en los años en que los trabajadores prestan los servicios correspondientes, de acuerdo con estudios actuariales elaborados por expertos independientes.

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de muerte, de acuerdo con la Ley Federal del Trabajo, se registran en resultados en el año en que se vuelven exigibles.

k. Operaciones financieras derivadas

Los activos y pasivos resultantes de operaciones financieras derivadas se expresan a su valor de mercado y/o de intercambio (fair value) y se clasifican como otros activos o pasivos en el estados de situación financiera. Las diferencias entre el valor de mercado y/o intercambio y el costo de adquisición (incluyendo gastos de compra y primas o descuentos), así como las ganancias y pérdidas realizadas, se registran directamente en resultados.

l. Resultado integral de financiamiento

El resultado integral de financiamiento se determina agrupando en el estado de resultados: los gastos y productos financieros, las diferencias cambiarias y la ganancia o pérdida por posición monetaria.

La ganancia o pérdida por posición monetaria representa el efecto de la inflación, medido en términos del INPC, sobre el neto de los activos y pasivos monetarios mensuales del año.

m. Impuestos sobre la renta y al activo y
participación de los trabajadores en las utilidades

El impuesto sobre la renta y la participación de los trabajadores en las utilidades se registran por el método de activos y pasivos con enfoque integral. Bajo este método se reconoce un impuesto diferido para todas las diferencias entre los valores contables y fiscales de los activos y pasivos.

n. Utilidad (pérdida) por acción

La utilidad (pérdida) por acción común se calcula sobre el promedio ponderado de acciones comunes en circulación durante el año. No existen efectos que deriven de acciones potencialmente dilutivas.

o. Utilidad (pérdida) integral

Las transacciones que se registran en las cuentas del capital ganado durante el ejercicio, diferentes a las realizadas entre accionistas, se muestran en el estado de variaciones en el capital contable, bajo el concepto de utilidad (pérdida) integral.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**
Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 HYLSA S.A. DE C.V.	FAB. DE PROD. DE ACERO	6,353,876,749	100.00	6,353,877	15,390,599
2 GALVAK S.A.DE C.V.	FAB. DE LAMINA GALVANIZADA	51,836,578	100.00	260,327	1,946,493
3 FERROPCION, S.A. DE C.V.	COME. PROD LAMINA GALV	4,900	100.00	49	49
4 EXAN INMOBILIARIA, S.A. DE C.V.	RENTA DE INMUEBLES	396,154	100.00	39,615	46,283
5 EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	520,230	100.00	52,023	52,706
6 EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEG. CON TIT. DE CREDITO	490	100.00	49	3
7 GALVACER COSTA RICA S.A.	COME. PROD LAMINA GALV	1	100.00	1	1
8 CSC INTEGRA S.A. DE C.V.		125	100.00	13	13
9 HYLSA LATIN LLC		12,831,079	0.00	108,373	1,103,290
10 ELIMINACIONES		1	0.00	203,421	(699,959)
11 OTRAS SUBSIDIARIAS (4) (NO. DE SUBS.:)		1	0.00	0	0
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**7,017,748**	**17,839,478**
ASOCIADAS					
1 CONSORCIO SIDERURGIA AMAZONIA	FAB. DE PROD. DE ACERO	1	36.73	3,020,945	1,160,584
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**3,020,945**	**1,160,584**
OTRAS INVERSIONES PERMANENTES					**4,623**
TOTAL					**19,004,685**

OBSERVACIONES

HYLSAMEX, S.A. DE C.V.

ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
QUIROGRAFARIOS																
BANCOMEXT, SNC	30/09/2009	5.09	0	0	14,118	14,118	58,471	56,471	58,471	28,236	0	0	0	0	0	0
CALYON	30/09/2009	5.35	0	0	0	0	0	0	0	0	6,618	6,618	26,471	26,471	26,471	13,235
CITIBANK	30/09/2009	5.35	0	0	0	0	0	0	0	0	11,471	11,469	45,883	45,883	45,883	22,941
COMERICA BANK	30/09/2009	5.35	0	0	0	0	0	0	0	0	6,618	6,618	26,471	26,471	26,471	13,235
EXPORT DEVELOPMENT CORP.	30/09/2009	5.35	0	0	0	0	0	0	0	0	4,412	4,412	17,647	17,647	17,647	8,824
HSBC MEXICO	30/09/2009	5.35	0	0	8,824	8,824	35,294	35,294	35,294	17,647	0	0	0	0	0	0
HYPOVEREINSBANK NY	30/09/2009	5.35	0	0	0	0	0	0	0	0	14,118	14,117	56,471	56,471	56,471	28,236
JPMORGAN CHASE BANK	30/09/2009	5.35	0	0	0	0	0	0	0	0	4,412	4,410	17,647	17,647	17,647	8,824
CON GARANTIA																
BANCOMEXT	13/08/2009	4.61	0	0	130,813	7,059	28,235	28,235	28,235	11,765	0	0	0	0	0	0
BANK OF AMERICA	13/08/2009	4.10	0	0	0	0	0	0	0	0	28,236	21,177	84,707	84,708	84,708	35,295
BCI (BANCO DE CREDITO E INVE	13/08/2009	4.10	0	0	0	0	0	0	0	0	4,706	3,529	14,118	14,118	14,118	5,882
CALYON	13/08/2009	4.10	0	0	0	0	0	0	0	0	23,530	17,647	70,589	70,589	70,589	29,412
CITIBANK	13/08/2009	4.10	0	0	0	0	0	0	0	0	28,236	21,174	84,703	84,707	84,707	35,294
COMERICA BANK	13/08/2009	4.10	0	0	0	0	0	0	0	0	23,530	17,647	70,589	70,589	70,589	29,412
EXPORT DEVELOPMENT CORP.	13/08/2009	4.10	0	0	0	0	0	0	0	0	9,412	7,059	28,235	28,235	28,235	11,765
FIDEICOMISO DE FOMENTO MINER	13/12/2010	6.88	0	0	8,969	6,378	25,512	21,525	13,553	23,718	0	0	0	0	0	0
HSBC MEXICO	13/08/2009	4.10	0	0	23,530	17,647	70,589	70,589	70,589	29,412	0	0	0	0	0	0
HYPOVEREINSBANK NY	13/08/2009	4.10	0	0	0	0	0	0	0	0	9,412	7,059	28,235	28,235	28,235	11,765
LANDESBANK RP	13/08/2009	4.10	0	0	0	0	0	0	0	0	4,706	3,529	14,118	14,118	14,118	5,882
WELLSFARGO	14/11/2008	5.04	0	0	0	0	0	0	0	0	6,777	2,259	9,035	9,035	6,777	0
TOTAL BANCARIOS			0	0	186,254	54,026	216,101	212,114	204,142	110,778	186,194	148,724	594,919	594,924	592,666	260,002

ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: 1 AÑO: 2005

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BURSATILES																
COLOCACIONES PRIVADAS																
QUIROGRAFARIOS																
EUROBONO 2007	15/09/2007	9.73	0	0	0	0	0	0	0	0	0	0	0	1,569,871	0	0
EUROBONO 2010	15/12/2010	11.04	0	0	0	0	0	0	0	0	0	0	0	0	0	1,818,389
PMP 2007	09/03/2007	8.75	0	0	0	0	70,095	0	0	0	0	0	0	0	0	0
CERTIFICADOS BURSATILES 2008	09/09/2008	9.25	0	0	0	0	0	0	724,557	0	0	0	0	0	0	0
TOTAL BURSATILES			0	0	0	0	70,095	0	724,557	0	0	0	0	1,569,871	0	1,818,389
PROVEEDORES																
OTROS PROVEEDORES	30/03/2006		1,455,881	0	0	479,888	0	0	0	0	0	0	0	0	0	0
TOTAL PROVEEDORES			1,455,881	0	0	479,888	0	0	0	0	0	0	0	0	0	0
CTAS POR PAGAR	30/03/2006		1,263,613	0	0	351,878	8,249	0	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			1,263,613	0	0	351,878	8,249	0	0	0	0	0	0	0	0	0
			2,719,494	0	186,254	885,792	294,445	212,114	928,699	110,778	186,194	148,724	594,919	2,164,795	592,666	2,078,391

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6 **CONSOLIDADO**
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	234,941	2,653,471	0	0	2,653,471
PASIVO	742,308	8,383,771			8,383,771
	124,574		0	0	1,406,964
	617,734		0	0	6,976,807
SALDO NETO	(507,367)	(5,730,300)			(5,730,300)

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7

CONSOLIDADO
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	6,127,107	(11,729,852)	(5,602,744)	0.01	5,625
FEBRERO	6,460,094	(11,691,099)	(5,231,005)	0.01	6,454
MARZO	6,592,121	(11,316,709)	(4,724,588)	0.06	26,596
ACTUALIZACION:	0	0	0	0.00	(9,429)
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					29,246

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8

CONSOLIDADO

Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
NO APLICABLE

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
ACEREX SERVICIOS, S.A. DE C.V	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
ACEREX, S.A.DE C.V.	PROCESAMIENTO Y CORTES DE ACERO	0	0
ACEROS PROSIMA, S.A. DE C.V.	COMPRA-VTA. Y SERV. DE MAQ. P/TODA CLASE DE PROD.	0	0
C.M.B.J. P.COL., S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUST. MINERALES.	0	0
COMERCIALIZADORA LESA, S.A. D	COMERCIALIZACION DE MINERAL Y RENTA DE MAQUINARIA	0	0
EXAN INMOBILIARIA S.A. DE C.V	RENTA DE INMUEBLES	0	0
EXAN OPERADORA, S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
EXAN SERVICIOS, S.A. DE C.V.	RENTA DE MAQUINARIA	0	0
FERROPAK COMERCIAL, S.A. DE C	MAT'S. METALICOS PARA LA CONST. Y LA INDUSTRIA	0	0
FERROPAK SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
FERROPCION, S.A. DE C.V.	COMERCIALIZ MEDIOS ELECTRONICOS	0	0
GALVACER AMERICA, INC.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER CHILE S.A. DE C.V.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVACER COSTA RICA, S.A.	COMERC.PROD.DE ACERO Y LAMINA	0	0
GALVAK SERVICIOS, S.A.DE C.V.	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
GALVAK, S.A. DE C.V.	FABRICACION DE LAMINA GALVANIZADA	0	0
GALVACER SERVICIOS, S.A. DE C	PRESTACION DE SERVICIOS TECNICOS Y ADMVOS	0	0
HYLSA LATIN LLC	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACCS.	0	0
HYLSA NORTE, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA PUEBLA, S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSA S.A. DE C.V.	FABRICACION DE PRODUCTOS DE ACERO	0	0
HYLSAMEX S.A. DE C.V.	SUSCRIBIR Y NEGOCIAR CON TIT. DE CREDITO Y ACC'S.	0	0
LAS ENCINAS, S.A. DE C.V.	EXPL. Y COM. EN GRAL. DE SUSTANCIAS MINERALES	0	0
MAT. Y AC. MASA, S.A. DE C.V.	VENTA DE PRODUCTOS DE ACERO	0	0
METAL BUILDING SOLUTIONS, S.A	SERVICIOS EN EL RAMO DE LA CONSTRUCCION	0	0
PEÑA SERVICIOS, S.A. DE C.V.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
PROSIMA SERVICIOS, S.A. DE C.	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
QUIMICA TECNICA AVANZADA	PRODUCCION Y UTILIZACION DE GASES REDUCTORES	0	0
TECNICA INDUSTRIAL, S.A. DE C	PRESTACION DE SERV. TECNICOS Y ADMTVOS.	0	0
TRANS.EXP.AND IMP.CORP.	EXP.E IMP.DE PRODUCTOS DE ACERO	0	0

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2005**
HYLSAMEX, S.A. DE C.V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10

CONSOLIDADO
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
CHATARRA	DIVERSOS	CHATARRA	DIVERSOS	SI	18.14
ELECTRODOS	UCAR CARBON MEXICANA				1.28
REFRACTARIOS	REF. MEX.	REFRACTARIOS	RADEX, PREMIER, AP GREEN	SI	1.51
ALEACIONES	CIA. MINERA AUTLAN				2.87
ZINC	PEÑOLES				1.65
RODILLOS	FUMOSA	RODILLOS	ESWAG	SI	0.90
CAL	REGIO CAL				0.85
PINTURA					1.20

OBSERVACIONES

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS O LINEA DE PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			557	4,793,175			
TOTAL				4,793,175			

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
ACERO			189	1,666,557			
TOTAL				1,666,557			

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX** TRIMESTRE: **1** AÑO: **2005**

HYLSAMEX, S.A. DE C.V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR $	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
B		0	506,340,463			506,340,463	4,975,129	
L		0	101,162,048			101,162,048	994,423	
TOTAL			607,502,511	0	0	607,502,511	5,969,552	0

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
607,502,511

PROPORCION DE ACCIONES POR :

CPO's : 0
T.VINC. : 0
ADRS's : 0.0094
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

El monto total erogado en inversiones por Hylsamex, durante el primer trimestre de 2005, asciende a US$ 13 millones. Galvak ha invertido US$ 4 millones destinados principalmente a la adquisición e implementación de software para optimizar su planeacion de la producción. Hylsa ha invertido US$ 9 millones destinados principalmente a inversiones normales en acero básico y minas, así como para aumentar la capacidad de producción de concentrado en su mina de Peña Colorada.

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Hylsamex posee el 12.0% de las acciones comunes de Consorcio Siderurgia Amazonia Ltd.(Amazonia), y esta última empresa es tenedora del 59.7% del capital común de CVG Siderúrgica del Orinoco, C.A. (Sidor).

Hylsamex convierte la información financiera de Amazonia, la cual esta preparada de acuerdo con las Normas Internacionales de Información Financiera (IFRS) aplicando los lineamientos establecidos en el Boletín B-15 de los Principios de Contabilidad Generalmente Aceptados en México, para incorporar bajo el método de participación la información financiera de su inversión en el extranjero.

La importancia relativa de esta asociada, respecto a las cifras consolidadas de Hylsamex es la siguiente:

	%
Activos totales	3.3
Utilidad Neta	8.7

Amazonia es una entidad económicamente independiente.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: HYLSAMX FECHA: 22/04/2005 12:45

HYLSAMEX, S.A. DE C.V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	HYLSAMEX, S.A. DE C.V.
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 2828
FAX:	01 81 8865 2125
DIRECCION DE INTERNET:	www.hylsamex.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	HYL930427BY1
DOMICILIO FISCAL:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL

RESPONSABLE DE PAGO

NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA ,NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx.

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	DIRECTOR GENERAL EJECUTIVO DE ALFA, S.A. DE C.V.
NOMBRE:	ING. DIONISIO GARZA MEDINA
DOMICILIO:	GOMEZ MORIN 1111
COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1111
FAX:	01 81 8748 2552
E-MAIL:	dgarzam@alfa.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING. ALEJANDRO MIGUEL ELIZONDO BARRAGAN
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1701

FAX: 01 81 8865 2121
E-MAIL: aelizond@hylsamex.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: ING. MANUEL GUTIERREZ ESPINOZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1702
FAX: 01 81 8865 2125
E-MAIL: mgutierrez@hylsamex.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE INFORMACION CORPORATIVA VIA EMISNET
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: ACREDITADO PARA ENVIO DE RECOMPRAS VIA EMISNET
PUESTO: SUBDIRECTOR DE CONTRALORIA
NOMBRE: C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1202
FAX: 01 81 8865 1210
E-MAIL: ggonzale@hylsamex.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: DIRECTOR JURIDICO
NOMBRE: LIC. JORGE ALEJANDRO TREVIÑO GARZA
DOMICILIO: AVE. MUNICH 101
COLONIA: CUAUHTEMOC
C. POSTAL: 66452
CIUDAD Y ESTADO: SAN NICOLAS DE LOS GARZA NL
TELEFONO: 01 81 8865 1318
FAX: 01 81 8865 1310
E-MAIL: jatrevino@hylsamex.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR CORPORATIVO JURIDICO DE ALFA, S.A. DE C.V.
NOMBRE: LIC. CARLOS JIMENEZ BARRERA
DOMICILIO: GOMEZ MORIN 1111 SUR

CLAVE DE COTIZACION: **HYLSAMX** FECHA: 22/04/2005 12:45

HYLSAMEX, S.A. DE C.V.

COLONIA:	CARRIZALEJO
C. POSTAL:	66200
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8748 1368
FAX:	01 81 8748 2514
E-MAIL:	leopoldo@alfa.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	NA
NOMBRE:	NA NA NA NA
DOMICILIO:	NA
COLONIA:	NA
C. POSTAL:	00
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	NA
FAX:	NA
E-MAIL:	NA

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	SUBDIRECTOR DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. OTHON GERARDO DIAZ DEL GUANTE VILLARREAL
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1240
FAX:	01 81 8331 1885
E-MAIL:	odiaz@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	SUBDIRECTOR DE CONTRALORIA
NOMBRE:	C.P. GERARDO ANTONIO GONZALEZ VILLARREAL
DOMICILIO:	AVE MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1202
FAX:	01 81 8865 1210
E-MAIL:	ggonzale@hylsamex.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS
NOMBRE:	ING. MANUEL GUTIERREZ ESPINOZA
DOMICILIO:	AVE. MUNICH 101
COLONIA:	CUAUHTEMOC
C. POSTAL:	66452
CIUDAD Y ESTADO:	SAN NICOLAS DE LOS GARZA NL
TELEFONO:	01 81 8865 1703
FAX:	01 81 8865 2125
E-MAIL:	mgutierrez@hylsamex.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **HYLSAMX**
HYLSAMEX, S.A. DE C.V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING. ALEJANDRO M. ELIZONDO B. **DIRECTOR GENERAL**	**ING. MANUEL GUTIERREZ E.** **DIRECTOR DE FINANZAS**

SAN NICOLAS DE LOS GARZA, NL, A 22 DE ABRIL DE 2005

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

s44:ESTE RENGLON SE INTEGRA COMO SIGUE:

PARTICIPACION EN EL CAPITAL CONTABLE DE SUBS.	$	(1,469,052)
RESULTADO POR TENENCIA DE ACTIVOS NO MONETARIOS		(573,250)
IMPUESTO DIFERIDO EN CAPITAL		131,893
TOTAL	$	(1,910,409)

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.